PROSPECTUS SUPPLEMENT
(To prospectus dated February 8, 1999)

                                  $400,000,000

                                     [LOGO]

                          8 1/2% SENIOR NOTES DUE 2006
                                ----------------

    The notes will bear interest at 8 1/2% per year and will mature on November 15, 2006. We will pay interest on the notes on May 15 and November 15 of each year, beginning on May 15, 2000.

    We may redeem the notes at any time prior to their maturity at the redemption prices and on the conditions specified in this prospectus supplement under "Description of Notes--Optional Redemption."

    The notes will be unsecured and will rank equally with all of our other senior unsecured indebtedness.

    INVESTING IN THE NOTES INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-11 OF THIS PROSPECTUS SUPPLEMENT.

                            ------------------------

                                                                 PER NOTE             TOTAL
                                                                 --------             -----
Price to public(1)..........................................      99.019%          $396,076,000
Underwriting discount.......................................        .625%            $2,500,000
Proceeds to Park Place......................................      98.394%          $393,576,000

    (1) Plus accrued interest from November 15, 1999, if settlement occurs after that date

    Neither the Securities and Exchange Commission nor any other federal or state securities commission or regulatory authority, including any gaming regulatory authority, has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about November 15, 1999.

                           --------------------------

LEAD MANAGER
JOINT BOOK RUNNING MANAGER

MERRILL LYNCH & CO.

            CO-LEAD MANAGER
                JOINT BOOK RUNNING MANAGER

             BANC OF AMERICA SECURITIES LLC

                                  CO-LEAD MANAGER

                                  DEUTSCHE BANC ALEX. BROWN

                                                                        SG COWEN
                               ------------------

SCOTIA CAPITAL

            BNY CAPITAL MARKETS, INC.

                         FIRST UNION SECURITIES, INC.

                                     PNC CAPITAL MARKETS, INC.

                                                  BEAR, STEARNS & CO. INC.

                            ------------------------

          The date of this prospectus supplement is November 9, 1999.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
Market Data.................................................     S-3
Summary.....................................................     S-4
Risk Factors................................................    S-11
Forward-Looking Statements..................................    S-16
The Acquisition.............................................    S-17
Use of Proceeds.............................................    S-20
Capitalization..............................................    S-21
Unaudited Pro Forma Condensed Financial Statements..........    S-22
Selected Financial Data.....................................    S-29
Properties of Caesars.......................................    S-31
Regulation and Licensing....................................    S-34
Description of Other Indebtedness...........................    S-42
Description of Notes........................................    S-43
Underwriting................................................    S-51
Legal Matters...............................................    S-52
Independent Public Accountants..............................    S-52
Index to Financial Statements...............................     F-1

                              PROSPECTUS

About This Prospectus.......................................       1
Where You Can Find More Information.........................       1
Incorporation of Certain Documents By Reference.............       1
Disclosure Regarding Forward-Looking Statements.............       2
The Company.................................................       2
Use of Proceeds.............................................       3
Ratio of Earnings to Fixed Charges..........................       3
Description of Debt Securities..............................       3
Description of Capital Stock................................      12
Common Stock................................................      12
Preferred Stock.............................................      13
Description of Depositary Shares............................      15
Description of Warrants.....................................      18
Plan of Distribution........................................      20
Legal Matters...............................................      21
Experts.....................................................      21

                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information or to make any representation not contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume the information contained in this prospectus supplement or the accompanying prospectus and documents incorporated by reference is accurate after the dates on the front covers of each of the prospectus supplement and the accompanying prospectus and after the date of filing of the incorporated documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

                                  MARKET DATA

    Market data used in this prospectus supplement and the accompanying prospectus, including information relating to our relative position in the casino and gaming industry, is based on our good faith estimates, which we based upon our review of internal surveys, independent industry publications and other publicly available information. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

                                    SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT AND MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING THE FINANCIAL DATA AND RELATED NOTES AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND IN THE ACCOMPANYING PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. THE TERMS "PARK PLACE," "WE," "OUR," AND "US," AS USED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS REFER TO PARK PLACE ENTERTAINMENT CORPORATION AND ITS SUBSIDIARIES AS A COMBINED ENTITY EXCEPT WHERE IT IS CLEAR THAT THE TERMS MEAN ONLY PARK PLACE ENTERTAINMENT CORPORATION.

                      PARK PLACE ENTERTAINMENT CORPORATION

    We are the largest gaming company in the world, as measured by casino square footage and revenues. We are currently the only gaming company with a significant presence in Nevada, New Jersey and Mississippi, the three largest U.S. gaming markets. We have approximately 1.4 million square feet of gaming space and approximately 23,000 rooms. We operate our properties as a collection of premier brand names that includes Bally's, Flamingo, Grand, Hilton and Conrad. We believe our casino hotels are leading establishments with respect to location, size, facilities, physical condition, quality and variety of services offered in the areas in which they are located. We currently own or operate:

    - nine U.S. land-based casinos;

    - four U.S. dockside casinos;

    - one U.S. riverboat casino;

    - two land-based casinos in Australia; and

    - one land-based casino in Uruguay.

    Our properties are listed below.

                                                             APPROXIMATE                APPROXIMATE
                                                              NUMBER OF       YEAR     CASINO SQUARE
NAME AND LOCATION                                            ROOMS/SUITES   ACQUIRED    FOOTAGE(1)
-----------------                                            ------------   --------   -------------
DOMESTIC CASINOS
NEW JERSEY
    Bally's Park Place Casino Resort.......................      1,240        1996         155,000
    The Atlantic City Hilton Casino Resort.................        804        1996          60,000
NEVADA
    Flamingo Hilton Las Vegas..............................      3,638        1971          93,000
    Las Vegas Hilton.......................................      2,956        1971         100,000
    Paris Casino Resort(2).................................      2,900        1999          85,000
    Bally's Las Vegas......................................      2,814        1996          68,000
    Reno Hilton............................................      2,003        1992         114,000
    Flamingo Hilton Laughlin...............................      1,912        1990          58,000
    Flamingo Hilton Reno...................................        604        1981          46,000
MISSISSIPPI
    Grand Casino Tunica....................................      1,356        1998         140,000
    Grand Casino Biloxi....................................        985        1998         110,000
    Grand Casino Gulfport..................................      1,007        1998         110,000
    Bally's Saloon-Gambling Hall-Hotel.....................        235        1996          40,000
LOUISIANA
    Bally's Casino Lakeshore Resort(3).....................         --        1996          30,000

                                                                  (FOOTNOTES ON FOLLOWING PAGE)

                                                             APPROXIMATE                APPROXIMATE
                                                              NUMBER OF       YEAR     CASINO SQUARE
NAME AND LOCATION                                            ROOMS/SUITES   ACQUIRED    FOOTAGE(1)
-----------------                                            ------------   --------   -------------
INTERNATIONAL CASINOS
AUSTRALIA
    Conrad Jupiters, Gold Coast(4).........................        609        1985          70,000
    Conrad International Treasury Casino, Brisbane(4)......        136        1995          65,000
URUGUAY
    Conrad International Punta del Este Resort and
      Casino(5)............................................        302        1997          38,000
                                                                ------                   ---------
        Total..............................................     23,501                   1,382,000
                                                                ======                   =========

------------------------

(1) Includes square footage attributable to our race and sports books.

(2) This property opened on September 1, 1999.

(3) We have a 49.9% ownership interest in this property.

(4) We have a 19.9% ownership interest in this property.

(5) We have a 46.4% ownership interest in this property.

    Our principal executive offices are located at 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, and our telephone number is (702) 699-5000.

                                THE ACQUISITION

    On April 27, 1999, we entered into a definitive agreement with Starwood Hotels & Resorts Worldwide, Inc. and several of its subsidiaries to acquire all of the outstanding stock of Caesars World, Inc., a wholly owned subsidiary of Starwood, and all of their interests in several other gaming entities for $3.0 billion in cash. We refer in this prospectus supplement to all of the interests we are acquiring collectively as "Caesars." The closing of the acquisition is conditioned upon the receipt of regulatory and gaming approvals, as more fully described in the sections entitled "The Acquisition" and "Regulation and Licensing."

    Caesars owns and/or operates major gaming resorts in Las Vegas, Nevada, Atlantic City, New Jersey and Harrison County, Indiana, as well as three other domestic and five international properties. Caesars also owns strategic parcels of land in Atlantic City and behind Caesars Palace in Las Vegas. We believe the Caesars brand name is one of the most highly regarded and recognized brand names in the gaming industry. We believe this acquisition is strategic and provides built-in opportunities for growth. We also expect the acquisition to be accretive to earnings and free cash flow in the first full year of operations.

    On a pro forma basis following the Caesars acquisition, our combined casino square footage and number of rooms will be approximately 2 million and 28,000, respectively.

    The following table sets forth information available to us at October 1999 about the Caesars properties in which we will have interests upon consummation of the acquisition:

                                                                         APPROXIMATE     APPROXIMATE
                                                                          NUMBER OF         CASINO
                NAME                              LOCATION               ROOMS/SUITES   SQUARE FOOTAGE
------------------------------------  ---------------------------------  ------------   --------------
DOMESTIC CASINOS
Caesars Palace                        Las Vegas, Nevada                     2,454          125,000
Caesars Atlantic City                 Atlantic City, New Jersey             1,149          120,000
Caesars Indiana(1)                    Harrison County, Indiana                 --(2)        90,000
Caesars Tahoe(3)                      Stateline, Nevada                       440           40,000
Sheraton Casino & Hotel               Robinsonville, Mississippi              134           33,000
Dover Downs(4)                        Dover, Delaware                          --           25,000
INTERNATIONAL CASINOS
Windsor Casino(5)                     Windsor, Canada                         389          100,000
Caesars Gauteng(6)                    Kempton Park, South Africa               --           65,000
Sheraton Casino Sydney(10)            Cape Breton, Nova Scotia, Canada         --           15,000
Sheraton Halifax Hotel & Casino(10)   Halifax, Nova Scotia, Canada            350           20,000(7)
Caesars Manila(8)                     Manila, Philippines                      --            4,000
Caesars Palace at Sea                 S.S. Crystal Harmony                     --            3,850(9)
                                      S.S. Crystal Symphony                    --            5,000(9)
                                                                            -----          -------
    Total                                                                   4,916          645,850
                                                                            =====          =======

------------------------

 (1) Caesars Indiana is managed by Caesars and owned by a joint venture in which Caesars owns in excess of 90% of the economic interests.

 (2) A 500-room hotel tower is currently planned to be under construction in 2000.

 (3) Caesars leases the building that houses the hotel and casino and leases the underlying land under a long-term ground and structure lease.

 (4) Caesars provides management services to the casino at the Dover Downs racetrack in Delaware.

 (5) Caesars has a 50% interest in Windsor Casino Limited, which operates this hotel/casino complex. The Province of Ontario owns the complex.

 (6) Caesars has an approximately 25% interest in a joint venture that owns Caesars Gauteng and has an approximately 50% interest in a joint venture that manages Caesars Gauteng.

 (7) A permanent casino featuring approximately 33,000 square feet is currently under construction.

 (8) Caesars has a 50% interest in a joint venture which owns Caesars Manila and receives a marketing services fee.

 (9) Caesars operates the Caesars Palace at Sea casinos only while the cruise ships on which they are located are in international waters.

 (10) Caesars has a 95% interest in Metropolitan Entertainment Group, which owns and operates the two Canadian properties.

    For a more detailed description of the above properties, see "Properties of Caesars."

                           OTHER RECENT DEVELOPMENTS

    HILTON SPINOFF AND GRAND MERGER

    We were incorporated in June 1998, and on December 31, 1998, Hilton Hotels Corporation completed the transfer of the operations, assets and liabilities of substantially all of its gaming business to us. Hilton distributed our common stock to Hilton's shareholders tax-free on a one-for-one basis. Also on December 31, 1998, immediately following our spin-off from Hilton, we acquired, by means of a merger, the Mississippi gaming business of Grand Casinos, Inc., which includes the Grand Casino Biloxi, Grand Casino Gulfport and Grand Casino Tunica properties, in exchange for the assumption of debt and the issuance of our common stock to Grand shareholders on a one-for-one basis. Immediately prior to the Grand merger, Grand completed the transfer of the operations, assets and liabilities of its non-Mississippi business to Lakes Gaming, Inc. and then distributed Lakes' common stock to Grand shareholders. The non-Mississippi business consisted of the management of two Indian-owned casinos and other assets and liabilities.

    NEW CREDIT FACILITIES

    In order to finance the Caesars acquisition, we entered into a new
$2.0 billion 364-day revolving credit facility on August 31, 1999. Up to $650 million of this facility can be drawn before the closing of the acquisition, at which point the entire $2.0 billion will be available subject to various closing conditions. In addition to the new $2.0 billion 364-day facility, we also entered into a $1.0 billion 364-day facility which may only be used to provide funding for the Caesars acquisition. Availability under the $1.0 billion facility will be reduced by the proceeds of any public notes we may issue, including notes in this offering.

    PARIS CASINO RESORT

    On September 1, 1999 we opened the 2,900 room Paris Casino Resort in Las Vegas, Nevada. This resort, which is located adjacent to Bally's Las Vegas on the Las Vegas Strip, features an 85,000 square foot casino, eight restaurants, 130,000 square feet of convention space and a retail shopping complex with a French influence. In addition to a 50 story replica of the Eiffel Tower, the resort also features replications of some of Paris' most recognized landmarks, including the Arc de Triomphe, the Paris Opera House, The Louvre and Rue de la Paix.

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

    On October 25, 1999, we announced our results for the third quarter and nine months ended September 30, 1999. Net income for the three months ended
September 30, 1999 before pre-opening expenses net of taxes, was $58 million or $0.19 per diluted share compared with net income of $44 million or $0.14 per diluted share on a pro forma basis including Grand in the prior year. Including pre-opening expenses net income was $34 million or $0.11 per diluted share for the three months ended September 30, 1999 compared to net income of $44 million or $0.14 per diluted share on a pro forma basis including Grand in the prior year.

    For the nine months ended September 30, 1999, net income before pre-opening expenses net of taxes, was $152 million or $0.49 per diluted share compared to net income of $133 million or $0.43 per share on a pro forma basis including Grand. For the nine months ended September 30, 1999, net income including pre-opening expenses was $119 million or $0.39 per diluted share compared to $133 million or $0.43 per diluted share on a pro forma basis including Grand in the prior year.

    We also reported that EBITDA (as defined) was $213 million for the three months ended September 30, 1999 compared to $184 million on a pro forma basis including Grand in the prior year. For the nine months ended September 30, 1999, EBITDA was $585 million compared to $544 million in the prior year.

         OVERVIEW OF OUR CORPORATE STRUCTURE FOLLOWING THE ACQUISITION

    The following chart shows a simplified version of our corporate structure immediately following the proposed acquisition:

                                     [LOGO]

                                  THE OFFERING

Issuer...............................................  Park Place Entertainment Corporation.

Total Amount of Notes Offered........................  $400 million in principal amount of 8 1/2%
                                                       senior notes due 2006.

Maturity.............................................  November 15, 2006.

Interest Payment Dates...............................  May 15 and November 15, beginning May 15,
                                                       2000. Interest will accrue from the issue date
                                                       of the notes.

Optional Redemption..................................  We may redeem the notes at any time at the redemption prices described in the
                                                       "Description of Notes" section under the
                                                       heading "Optional Redemption," plus accrued
                                                       and unpaid interest to the date of redemption.

Ranking..............................................  The notes are our unsecured obligations. The notes will rank senior to our subordinated
                                                       indebtedness and equally with our other senior
                                                       indebtedness. The notes will effectively rank
                                                       junior to all liabilities of our subsidiaries.

Certain Covenants....................................  The indenture will, among other things, limit our and our subsidiaries' ability to:

                                                       - enter into sale and lease-back transactions;

                                                       - incur liens on our assets to secure debt;

                                                       - merge or consolidate with another company;
                                                         and

                                                       - transfer our assets substantially as an
                                                         entirety.

                                                       These covenants are subject to a number of
                                                       important qualifications and exceptions which
                                                       are described in the "Description of Notes"
                                                       section under the heading "Additional
                                                       Covenants of Park Place" in this prospectus
                                                       supplement, and in the "Description of Debt
                                                       Securities" section under the heading
                                                       "Consolidation, Merger or Sale of Assets" in
                                                       the accompanying prospectus.

Use of Proceeds......................................  We estimate that the net proceeds from this offering will be approximately $393 million.
                                                       We will use the net proceeds of the offering
                                                       to repay a portion of the outstanding debt
                                                       under our five-year revolving credit facility.
                                                       For additional details, see "Use of Proceeds."

                                  RISK FACTORS

    See "Risk Factors" for a discussion of the factors you should carefully consider before deciding to invest in the notes, including factors affecting forward-looking statements.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND THE INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS BEFORE MAKING AN INVESTMENT IN THESE NOTES.

OUR SUBSTANTIAL INDEBTEDNESS FOLLOWING THE ACQUISITION COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THE NOTES.

    Following the acquisition, we will have a significant amount of indebtedness. At June 30, 1999, pro forma for the acquisition and the incurrence of indebtedness to fund the purchase price of Caesars, we would have had total consolidated indebtedness of approximately $5.5 billion and stockholders' equity of approximately $3.7 billion.

    The notes will not restrict our ability to borrow substantial additional funds in the future nor do they provide holders any protection should we be involved in a highly leveraged transaction. If we add new indebtedness to our anticipated debt levels following or prior to the acquisition, it could increase the related risks that we face.

    Our substantial indebtedness could have important consequences to you. For example, it could:

    - limit our ability to satisfy our obligations with respect to the notes;

    - increase our vulnerability to general adverse economic and industry conditions;

    - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate activities;

    - limit our flexibility in planning for, or reacting to, changes in our business and industry;

    - place us at a competitive disadvantage compared to other less leveraged competitors; and

    - limit our ability to borrow additional funds.

SERVICING OUR INDEBTEDNESS WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH AND OUR ABILITY TO GENERATE SUFFICIENT CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

    Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures depends on our ability to generate cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. In addition, our ability to borrow funds under our revolving credit facilities in the future will depend on our meeting the financial covenants in the agreements, including an interest coverage test and a leverage ratio test. We cannot assure you that our business will generate cash flow from operations or that future borrowings will be available to us under our revolving credit facilities in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow or refinance our indebtedness on commercially reasonable terms would have a material adverse effect on our financial condition, results of operations and ability to satisfy our obligations under the notes.

OUR ABILITY TO CONSUMMATE THE ACQUISITION DEPENDS ON, AMONG OTHER THINGS, RECEIPT OF REGULATORY APPROVAL, INCLUDING GAMING APPROVALS IN VARIOUS JURISDICTIONS.

    Consummation of the acquisition is subject to the receipt of regulatory approval, including gaming approvals in various jurisdictions. If all of the required regulatory approvals have not been obtained by

November 1, 1999, then the condition will be deemed satisfied when we have obtained regulatory approvals from gaming authorities in Nevada, New Jersey, Indiana and Windsor, Ontario. After these four regulatory approvals are obtained, we will be obligated to purchase, at the full $3.0 billion purchase price, those properties for which approvals have been obtained and any other properties the acquisition of which would not result in a material liability or impairment of a material contract. As of November 3, 1999, we had received regulatory approvals in Mississippi, Nevada and New Jersey.

    In the event of a closing on less than all of the properties, Starwood would be required to conduct the retained properties in the ordinary course consistent with the agreement and for our economic benefit. In addition, Starwood would be required to use reasonable efforts to help us obtain the necessary consents and approvals to convey the retained properties, and to convey the retained properties to us as soon as those consents and approvals are obtained. If the required consents and approvals are not obtained within six months of the closing date, Starwood must, at our election, either:

    - convey the retained properties to us notwithstanding our inability to obtain the required consents and approvals; or

    - sell the retained properties to a third party or parties and remit the net proceeds of the sale to us.

    If we were to close on less than all of the properties, we would bear the following risks with respect to the retained properties, including:

    - We would be required to pay all taxes, losses and reasonable costs relating to the retained properties, and to reimburse Starwood for any net cash shortfalls of the retained properties;

    - We may not be able obtain the consents and approvals needed to acquire the retained properties, and if we are unable to obtain such consents and approvals and Starwood is required to sell the retained properties on our behalf, Starwood may not obtain a price which reflects the fair value of those properties; and

    - Starwood may not operate the retained properties in a manner consistent with the manner in which we would operate those properties, which could reduce the value of those properties to us or a third party purchaser.

WE ARE A HOLDING COMPANY AND DEPEND ON THE BUSINESS OF OUR SUBSIDIARIES TO SATISFY OUR OBLIGATIONS UNDER THE NOTES.

    We are a holding company. Our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. Consequently, our cash flow and our ability to pay our debts depends upon our subsidiaries' cash flow and their payment of funds to us. Our subsidiaries are not obligated to make funds available to us for payment on the notes or otherwise. In addition, our subsidiaries' ability to make any payments to us will depend on their earnings, the terms of their indebtedness, business and tax considerations, legal and regulatory restrictions and economic conditions. These payments may not be adequate to pay interest and principal on the notes when due. In addition, their ability to make payments to us depends on applicable law and debt instruments to which they or we are a party, which may include requirements to maintain minimum levels of working capital and other assets.

    The notes will effectively rank junior to all existing and future liabilities of our subsidiaries, including trade payables. In the event of a bankruptcy, liquidation or dissolution of a subsidiary and following payment of its liabilities, the subsidiary may not have sufficient assets remaining to make any payments to us so that we can meet our obligations as the holding company, including our obligations to you under the notes. Assuming completion of this offering, as of June 30, 1999, our subsidiaries would have had approximately
$16 million of debt. The indenture governing the notes will not limit the ability of our subsidiaries to incur substantial additional debt.

WE MAY REQUIRE YOU TO DISPOSE OF YOUR NOTES OR REDEEM YOUR NOTES IF ANY GAMING AUTHORITY FINDS YOU UNSUITABLE TO HOLD THEM.

    We may require you to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them or in order to otherwise comply with gaming laws to which we are subject, as more fully described in the sections entitled "Regulation and Licensing" and "Description of Debt Securities--Mandatory Disposition Pursuant to Gaming Laws."

LAKES GAMING, INC. MAY NOT BE ABLE TO SATISFY ITS INDEMNIFICATION OBLIGATIONS TO GRAND AND THIS COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

    In connection with Grand's spin-off of Lakes, Lakes and Grand agreed to indemnify each other for liabilities retained by them. Among other things, Lakes agreed to indemnify Grand for:

    - liabilities related to Stratosphere Corporation, in which Grand formerly had an ownership interest, including various lawsuits related to the bankruptcy of Stratosphere Corporation to which Grand and some of its current and former directors and officers are parties;

    - other liabilities relating to the non-Mississippi business of Lakes, such as tribal loan guarantees and real property lease guarantees; and

    - Grand's ongoing indemnification obligations to current and former directors and officers of Grand with respect to the foregoing.

    As security to support Lakes' indemnification obligations to Grand, Lakes agreed to irrevocably deposit, in trust for the benefit of Grand, as our wholly-owned subsidiary, an aggregate of $30 million, consisting of four annual installments of $7.5 million, during the four year period subsequent to December 31, 1998. The first installment is due on December 31, 1999. Lakes' ability to satisfy this funding obligation is materially dependent upon:

    - the continued success of its operations;

    - any National Indian Gaming Commission review of the Lakes' Indian casino management contracts, including the assignment of these contracts to Lakes in the spin-off; and

    - the general risks inherent in the Lakes business.

    If Lakes fails to fund the trust, or otherwise satisfy its indemnification obligations to Grand, Grand would be required to satisfy any liabilities, which could, either individually or in the aggregate, have a material adverse effect on our business and results of operations.

    Lakes will bear the cost of defending itself, its current and former directors and officers, and Grand and its current and former officers and directors for any settlement of or judgment in the Stratosphere litigation. Although the Stratosphere lawsuits are in their early stages and Lakes plans to defend itself vigorously, the costs of defense and any settlement or judgment may have a material adverse effect on Grand if Lakes is unable to satisfy any of its obligations to Grand. In the Lakes Form 10-Q for the period ended July 4, 1999, Lakes reported that it had total assets of $173 million (including cash of $49 million) and total liabilities of $25 million at July 4, 1999.

    For additional information concerning legal proceedings related to Stratosphere, see our Form 10-K for the year ended December 31, 1998, and our Form 10-Qs for the quarters ended March 31, 1999, and June 30, 1999, all of which are incorporated by reference in the accompanying prospectus.

THE GAMING INDUSTRY IS HIGHLY COMPETITIVE.

    To the extent that casino hotel room capacity is expanded by others in a city where our casino hotels are located, competition will increase. The completion of a number of room expansion projects and the opening of new casino hotels led to a 3.8% increase in hotel capacity in Las Vegas in 1998 compared to

1997, thereby increasing competition in all segments of the Las Vegas market. Including our Paris Casino Resort, three new mega-resorts have opened in 1999. We expect projects completed or under development to increase hotel room capacity by nearly 10% in 1999 compared to 1998. The business of our Nevada casino hotels might also be adversely affected if gaming operations of the type conducted in Nevada were to be permitted under the laws of other states, particularly California. Similarly, legalization of gaming operations in any jurisdiction located near Atlantic City, New Jersey, or the establishment of new large scale gaming operations on nearby Indian tribal lands, could adversely affect our Atlantic City casino hotels. In addition, the supply in the Gulf Coast region has recently increased with the opening of a new resort by a competitor. This increase in supply could have an adverse effect on our Gulf Coast properties. The expansion in any locale of riverboat gaming or casino gaming on Indian tribal lands could also impact our gaming operations. Gaming related referenda have been voted upon or are being proposed in several states which could materially adversely affect us.

GAMING REFERENDA HAVE BEEN VOTED ON OR ARE BEING PROPOSED IN MISSISSIPPI AND CALIFORNIA AND ADOPTION OF THESE REFERENDA COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

    Voters in California approved Proposition Five, which was proposed by California Indian tribes in the November 3, 1998 election. This referendum sought to legalize games which several tribes operated in contravention of California and Federal law, which could lead to the expansion of gaming operations by California Indian tribes and could have a material adverse effect on our Nevada operations. A legal action was filed in California State court challenging the validity of Proposition Five under the California constitution. On December 2, 1998, the California Supreme Court issued an order staying implementation of Proposition Five. On August 23, 1999, the California Supreme Court issued its decision on Proposition Five, concluding that Proposition Five is invalid because it violates a state constitutional ban on Nevada-style casino gambling. On September 10, 1999, nearly 60 Indian tribes and California's Governor signed tribal-state agreements that would legalize casino-style gambling in California. The agreements are contingent on a constitutional amendment that would give tribes the right to offer a limited number of slot machines and the range of house-banked card games. On September 10, 1999 California lawmakers approved the constitutional amendment along with a separate measure ratifying the tribal-state agreements. California voters still must approve the constitutional amendment which will appear on the March 2000 ballot.

    In Mississippi, in three separate instances, referenda were proposed which, if approved, would have amended the Mississippi Constitution to ban gaming in Mississippi and would have required all currently legal gaming entities to cease operations within two years of the ban. All three of the proposed referenda have been ruled illegal by Mississippi state trial court judges because, among other reasons, each of the proposed referenda failed to include required information regarding the anticipated effect of such a ban on government revenues. The proponents of the most recent referendum recently filed a notice of appeal of the trial court ruling with the Mississippi Supreme Court, requesting expedited action on the matter. Although briefing is underway, the Mississippi Supreme Court has not scheduled any hearings with respect to the matter. Any such referendum must be approved by the Mississippi Secretary of State and signatures of approximately 98,000 registered voters must be gathered and certified in order for such a proposal to be included on a statewide ballot for consideration by the voters. The next election for which the proponents could attempt to place such a proposal on the ballot would be in November 2000. It is likely at some point that a revised initiative will be filed which will adequately address the issues regarding the effect on government revenues of a prohibition of gaming in Mississippi. However, while it is too early in the process for us to make any predictions with respect to whether such a referendum will appear on a ballot or the likelihood of such a referendum being approved by the voters, if such a referendum were passed and gaming were prohibited in Mississippi, it would have a material adverse effect on us and our Mississippi gaming operations.

THE GAMING INDUSTRY IS HIGHLY REGULATED AND WE MUST ADHERE TO VARIOUS REGULATIONS AND MAINTAIN OUR LICENSES TO CONTINUE OUR OPERATIONS.

    The ownership, management and operation of gaming facilities are subject to extensive federal, state, provincial, tribal and/or local laws, regulations, and ordinances, which are administered by the relevant regulatory agency or agencies in each jurisdiction. These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations. For a summary of gaming regulations that affect our business, see "Regulation and Licensing." The regulatory environment in any particular jurisdiction may change in the future and any such change could have a material adverse effect on our results of operations.

THE NATIONAL GAMBLING IMPACT STUDY COMMISSION'S RECOMMENDATIONS MAY ADVERSELY AFFECT THE GAMING INDUSTRY AND OUR OPERATIONS.

    A National Gambling Impact Study Commission has been established by the United States Congress to conduct a comprehensive study of the social and economic impact of gaming in the United States. On April 28, 1999, the National Commission voted to recommend that the expansion of gambling be curtailed. In June 1999, the National Commission issued a final report of its findings and conclusions, together with recommendations for legislative and administrative actions. Below are highlights of some of those recommendations:

    - Legal gaming should be restricted to those at least 21 years of age;

    - Betting on college and amateur sports should be banned;

    - The introduction of casino-style gambling at pari-mutuel racing facilities for the primary purpose of saving the pari-mutuel facility financially should be prohibited;

    - Internet gaming should be banned within the United States;

    - The types of gaming activities allowed by Indian tribes within a given state should not be inconsistent with the gaming activities allowed to other persons in that state; and

    - State, local and tribal governments should recognize that casino gaming provides economic development, particularly for economically depressed areas. The National Commission differentiated casino gaming from stand-alone slot machines (e.g., in convenience stores), Internet gaming and lotteries which the commission stated do not provide the same economic development.

Any additional regulation of the gaming industry which may result from the National Commission's report may have an adverse effect on the gaming industry, including us.

AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR THESE NOTES.

    Prior to this offering, there was no public market for the notes. We have been informed by the underwriters that they intend to make a market in the notes after we complete this offering. However, the underwriters may cease their market-making activity at any time. In addition, the liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by changes in the overall market for these types of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for these notes.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus include forward-looking statements. We intend for the words "believes," "anticipates," "expects," "intends," "interested in," "plans," "continues," "projects" and similar expressions to identify forward-looking statements. Forward-looking statements include, among other things, statements relating to our plans, strategies, properties and adequacy of resources under the headings "Summary," and "Properties of Caesars," and in our Form 10-K and Form 10-Qs under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties of Park Place." We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us and our subsidiaries, including, among other things, factors discussed under the heading "Risk Factors" in this prospectus supplement and in our filings with the Securities and Exchange Commission and the following:

    - the effect of economic, credit and capital market conditions in general and on gaming companies in particular;

    - construction and development issues, including environmental restrictions, weather, soil conditions, building permits and zoning approvals;

    - our ability to consummate the acquisition and successfully integrate Caesars' operations into ours;

    - the impact of competition, particularly from other gaming and hotel/gaming operations;

    - changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies;

    - litigation outcomes and judicial action; and

    - changes in customer demand.

    In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus might not occur.

                                THE ACQUISITION

GENERAL

    On April 27, 1999, we entered into a stock purchase agreement with Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation, and several of its subsidiaries, which we refer to collectively as "Starwood." Under this agreement we have agreed to pay $3.0 billion in cash for:

    (a) 100% of the stock of Caesars World Inc., a Florida corporation;

    (b) 100% of the stock of Sheraton Tunica Corporation, a Delaware corporation; and

    (c) partnership interests, the acquisition of which will result in the ownership of 95% of the total economic interests in Metropolitan Entertainment Group, a Canadian partnership.

    We refer to the gaming entities in (a), (b) and (c) above collectively in this prospectus supplement as "Caesars."

    The parties have agreed to adjust the purchase price upward (or downward) to account for preclosing capital expenditures in excess of (or below) $5 million per month. In addition, the parties have agreed to make similar adjustments for net working capital in excess of (or below) $25 million as of the closing date.

    If any financing obligations, including existing slot machine capital leases, remain in existence at the closing of the acquisition, then at our sole and exclusive option:

    - the purchase price will be reduced by the amount of the financing obligations; or

    - the financing obligations will be discharged by paying out of the purchase price the amount required to discharge the obligations.

    Starwood has agreed to transfer to third parties, prior to the closing date, and we will acquire no interest in, the following properties and assets that are owned by Caesars: Cove Haven, Inc., Pocono Palace, Inc., Paradise Stream, Inc., Brookdale Resorts, Inc., Romantic Tours, Inc., Romantic Advertising, Inc., and the Atlantic City Convention Center-Sheraton Hotel. Starwood will cause its interest in the Sheraton Halifax Hotel to be transferred to Caesars, and we will own this interest after the closing date of the acquisition.

COVENANTS

    Until the closing of the acquisition, Starwood has agreed, among other things, to:

    - operate Caesars in the ordinary course and consistent with past practices;

    - provide us with access to the facilities and employees of Caesars;

    - refrain from soliciting other potential purchasers of Caesars;

    - eliminate all intercompany indebtedness and other intercompany accounts between Caesars and Starwood, other than a note for approximately
      $23 million relating to a facility associated with Caesars Palace, Las Vegas, Nevada;

    - eliminate any indebtedness to third parties, other than capitalized leases, which will be our obligation after the transaction's closing;

    - terminate all intercompany agreements between Caesars and Starwood other than certain agreements ancillary to the stock purchase agreement described in more detail below under "Ancillary Agreements;" and

    - cooperate with us in taking actions required to close the acquisition.

    We have agreed, among other things, to:

    - cooperate with Starwood in taking actions required to close the acquisition;

    - provide the employees of Caesars with employee welfare and retirement plans and programs that provide benefits substantially similar to those provided to our other similarly situated employees, subject to any contracts or other agreements with labor organizations and applicable law; and

    - pay specified severance, change of control and similar benefits that may become payable as a result of the acquisition or as the result of the termination of any employees of Caesars after the closing of the acquisition, except that we and Starwood will each pay for one-half of all severance benefits and change of control payments owing to an executive officer of Caesars World, Inc.

REPRESENTATIONS AND WARRANTIES

    Starwood has made representations to us regarding its ability to sell us its interests in Caesars. We have made representations regarding our ability to purchase Caesars.

TAX MATTERS

    We have agreed with Starwood not to make an election under Section 338 of the Internal Revenue Code with respect to this transaction except that we have agreed to join in making a Section 338(h)(10) election with respect to the acquisition of Sheraton Tunica Corporation and some of its subsidiaries so long as the election does not require a corresponding election regarding Caesars World and its subsidiaries.

CONDITIONS

    The closing of the transaction is conditioned upon:

    - the continued accuracy of the representations and warranties;

    - the material performance of covenants;

    - the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

    - the receipt of other regulatory approvals; and

    - the absence of any order, statute, regulation or similar restraint enjoining or prohibiting the consummation of the transaction or any material suit or proceeding by a governmental authority restraining the transaction or rendering the stock purchase agreement ineffective.

    On June 16, 1999, we received notification of the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    If all of the required regulatory approvals have not been obtained by November 1, 1999, then the condition relating to regulatory approvals in the acquisition agreement will be deemed satisfied when we have obtained regulatory approvals from gaming authorities in Nevada, New Jersey, Indiana and Windsor, Ontario. After these four regulatory approvals are obtained, we will be obligated to purchase, at the full $3.0 billion purchase price, those properties for which approvals have been obtained and any other properties that we can acquire without causing a material liability or impairment of a material contract. As of November 3, 1999 we had received regulatory approvals from gaming authorities in Mississippi, Nevada and New Jersey. In the event of a closing on less than all of the properties, Starwood would be required to conduct the retained properties in the ordinary course consistent with the agreement and for our economic benefit. In addition, Starwood would be required to use reasonable efforts to help us obtain the necessary consents and approvals to convey the retained properties, and to convey the retained properties to us as soon as those consents and approvals are obtained. If the required consents and approvals are not obtained within six months of the closing date Starwood must, at our election, either:

    - convey the retained properties to us notwithstanding our inability to obtain the required consents and approvals; or

    - sell the retained properties to a third party or parties and remit the net proceeds of the sale to us.

    During any period in which Starwood continues to hold retained operations after the closing date, Starwood will be obligated to use its reasonable best efforts to operate the retained operations in the ordinary course consistent with the stock purchase agreement and to remit the net profits of the retained operations to us (or, if it is not permitted by law to remit the net profits to us, Starwood must set aside the net profits for our benefit pending conveyance of the retained operations to us). We will be responsible for all costs (including transfer taxes) incurred by Starwood in connection with any transfers required to effectuate the foregoing.

TERMINATION

    The stock purchase agreement may be terminated:

    (1) by mutual consent of the parties; or

    (2) by either party if:

       (A) the other party materially breaches a representation, warranty or covenant such that, after giving effect to a 30-day cure period, a condition to the non-breaching party's obligation to close would not be satisfied; or

       (B) the closing has not occurred by January 31, 2000, other than as a result of a breach of a representation, warranty or covenant of such party; or

       (C) the transaction has been permanently enjoined.

ANCILLARY AGREEMENTS

    We intend to enter into agreements with Starwood, including a license agreement to allow us to use the "Sheraton" name and related marks and to allow Starwood to continue to use the "Caesars" name and related marks with respect to properties that used these names prior to the transaction. In addition, we intend to enter into an agreement with Starwood under which we will each provide certain transitional services to each other at our respective costs. This transitional services agreement's term will be for a period not to exceed one year.

                                USE OF PROCEEDS

    We will use the net proceeds of the offering, estimated to be approximately $393 million, to repay a portion of the outstanding debt under our five-year revolving credit facility. As of June 30, 1999, we had approximately $1.4 billion outstanding under our five-year revolving credit facility bearing an average interest rate of 6.26%. We incurred this indebtedness primarily to consummate our spin-off from Hilton and repurchase the Grand 10 1/8% first mortgage notes due 2003.

                                 CAPITALIZATION

    The following table sets forth our capitalization at June 30, 1999:

    (a) on a historical basis;

    (b) as adjusted after giving effect to our August 1999 issuance of $300 million of senior notes due 2003 and this offering and the application of the estimated net proceeds of $393 million as described under "Use of Proceeds;" and

    (c) pro forma for the acquisition.

    You should read this information together with "The Acquisition," "Use of Proceeds" and "Unaudited Pro Forma Condensed Financial Statements" and the audited consolidated financial statements and related notes appearing elsewhere in this prospectus supplement or incorporated by reference in the accompanying prospectus.

                                                                                         JUNE 30, 1999
                                                              -------------------------------------------------------------------
                                                                       ACTUAL             AS ADJUSTED           PRO FORMA
                                                              -------------------------   -----------   -------------------------
                                                                                        ($ IN MILLIONS)
CASH AND EQUIVALENTS AND RESTRICTED CASH....................  $                     158      $  158     $                     233
                                                              =========================      ======     =========================
TOTAL CURRENT PORTION OF LONG-TERM DEBT.....................  $                       7      $    7     $                      18
                                                              =========================      ======     =========================

LONG-TERM DEBT:
  Revolving credit facilities(1)............................  $                   1,430      $  741     $                   2,929
  7 3/8% senior notes due 2002(2)...........................                        299         299                           299
  7% senior notes due 2002(2)...............................                        324         324                           324
  7 7/8% senior subordinated notes due 2005.................                        400         400                           400
  7.95% senior notes due 2003...............................                         --         298                           298
  8 1/2% senior notes due 2006..............................                         --         396                           396
  Commercial paper program..................................                         24          24                            24
  Other debt to fund acquisition(1).........................                         --          --                           800
  Other.....................................................                         16          16                            62
    Less current portion of long-term debt..................                         (7)         (7)                          (18)
                                                              -------------------------      ------     -------------------------
    Total long-term debt, net of current portion............  $                   2,486      $2,491     $                   5,514
                                                              -------------------------      ------     -------------------------

TOTAL STOCKHOLDERS' EQUITY..................................                      3,686       3,686                         3,686
                                                              -------------------------      ------     -------------------------
TOTAL CAPITALIZATION........................................  $                   6,179      $6,184     $                   9,218
                                                              =========================      ======     =========================

------------------------

(1) As of November 3, 1999, we had approximately $1.1 billion outstanding under our five-year revolving credit facility. On August 31, 1999, we entered into a new $2.0 billion revolving credit facility which replaced our prior
    $650 million 364-day revolving credit facility. In addition to the new
    $2.0 billion 364-day facility, we entered into a $1.0 billion 364-day facility which may be used only to provide funding for the Caesars acquisition. The pro forma figure in the table assumes that we issue
    $1.5 billion in notes, inclusive of the $300 million aggregate principal amount of 7.95% senior notes due 2003 we issued in August 1999 and these notes, and use the proceeds to repay outstanding debt under our revolving credit facilities. In order to fund the acquisition, we plan to borrow under our existing $1.5 billion five-year revolving credit facility and our new $2.0 billion 364-day revolving credit facility. For additional information, see "Description of Other Indebtedness."

(2) In connection with our spin-off from Hilton, we assumed the payment obligations with respect to these outstanding Hilton notes which are net of unamortized discount.

               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed financial statements are based upon our historical consolidated financial statements and those of Grand and Caesars. You should read this pro forma financial information together with those historical consolidated financial statements and related notes, which are included or incorporated by reference into this prospectus supplement or the accompanying prospectus.

    With respect to our merger with Grand and as further described in the accompanying footnotes, the unaudited pro forma condensed statement of income for the year ended December 31, 1998, gives effect to:

    - our merger with Grand applying the purchase method of accounting; and

    - adjustments that are directly attributable to the Grand merger and are anticipated to have a continuing impact.

    The pro forma condensed statement of income reflecting our merger with Grand assumes the merger was consummated on January 1, 1998.

    With respect to the proposed acquisition of Caesars, the unaudited pro forma condensed statements of income for the six months ended June 30, 1999 and the year ended December 31, 1998 give effect to:

    - our acquisition of Caesars applying the purchase method of accounting; and

    - adjustments that are directly attributable to the acquisition and anticipated to have a continuing impact.

    The pro forma condensed statements of income reflecting the acquisition assume we completed the Caesars' acquisition on January 1, 1998.

    The unaudited pro forma condensed balance sheet presents our combined financial position with Grand and Caesars as of June 30, 1999. The unaudited pro forma condensed balance sheet reflects the acquisition of Caesars applying the purchase method of accounting and adjustments that are directly attributable to the acquisition and anticipated to have a continuing impact. The pro forma condensed balance sheet assumes we completed the Caesars' acquisition as of June 30, 1999.

    We have prepared the unaudited pro forma condensed financial statements based upon currently available information and assumptions that we have deemed appropriate. This pro forma information may not be indicative of what actual results would have been, nor does the data purport to represent our and Caesars' combined financial results for future periods.

    For the purpose of preparing these pro forma financial statements, we will undertake a study to establish the fair value of the acquired assets and liabilities of Caesars. The allocation of the purchase price to the assets and liabilities acquired reflected in this pro forma financial data is preliminary. Accordingly, the actual financial position and results of operations may differ from these pro forma amounts.

    The following table sets forth the calculation of the purchase price of Caesars and the preliminary allocation as of June 30, 1999.

                                                              (IN MILLIONS)
                                                              -------------
Purchase Price..............................................      $3,000
Other adjustments, net......................................           9
Transaction costs and expenses..............................          25
                                                                  ------
                                                                  $3,034
                                                                  ======

    The preliminary allocation of the pro forma purchase price is as follows:

Property and equipment......................................   $2,500
Goodwill....................................................      731
Other, net..................................................     (197)
                                                               ------
                                                               $3,034
                                                               ======

    We are currently in the process of allocating the purchase price among the assets to be acquired and the liabilities assumed. The final purchase price and its allocation will be based on independent appraisals, discounted cash flows, quoted market prices and estimates by management and is expected to be completed within one year following the Caesars acquisition.

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                              AS OF JUNE 30, 1999

                                 (IN MILLIONS)

                                                   PARK PLACE
                                                   HISTORICAL        CAESARS      PRO FORMA    PARK PLACE
                                                (INCLUDING GRAND)   HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                -----------------   ----------   -----------   ----------
ASSETS
  Cash and cash equivalents...................        $  152          $   75       $    --       $   227
  Restricted cash.............................             6              --            --             6
  Accounts receivable, net....................           132             104            --           236
  Other current assets........................           142              36            --           178
                                                      ------          ------       -------       -------
    Total current assets......................           432             215            --           647
  Investments.................................           181              56            --           237
  Property and equipment, net.................         5,250           1,990           510 (a)     7,750
  Goodwill....................................         1,278              --           731 (b)     2,009
  Goodwill--Caesars...........................            --             970          (970)(c)        --
  Other assets................................            82             102            30 (d)       214
                                                      ------          ------       -------       -------
Total assets..................................        $7,223          $3,333       $   301       $10,857
                                                      ======          ======       =======       =======

LIABILITIES AND EQUITY
  Accounts payable and accrued expenses.......        $  345          $  195       $    25 (e)   $   565
  Current maturities of long-term debt........             7              11            --            18
  Income taxes payable........................             4              32            --            36
                                                      ------          ------       -------       -------
    Total current liabilities.................           356             238            25           619
  Bank financing..............................         1,430                         1,536 (f)     2,929
                                                                                       (37)(g)
  Notes and other.............................         1,056             185         1,494 (f)
                                                                                      (150)(h)     2,585
  Deferred income taxes, net..................           644              82           224 (i)       950
  Due to parent and affiliates................            --           1,039        (1,039)(j)        --
  Other non-current liabilities...............            51              37            --            88
                                                      ------          ------       -------       -------
    Total liabilities.........................         3,537           1,581         2,053         7,171
                                                      ------          ------       -------       -------

EQUITY
  Common stock, 303 million shares
    outstanding...............................             3              --            --             3
  Additional paid-in capital..................         3,618              --            --         3,618
  Other.......................................            (8)             --            --            (8)
  Retained earnings...........................            85              --            --            85
  Common stock in treasury at cost, 1.7
    million shares............................           (12)             --            --           (12)
  Division equity.............................            --           1,752        (1,752)(k)        --
                                                      ------          ------       -------       -------
    Total equity..............................         3,686           1,752        (1,752)        3,686
                                                      ------          ------       -------       -------
Total liabilities and equity..................        $7,223          $3,333       $   301       $10,857
                                                      ======          ======       =======       =======

                                                   (FOOTNOTES ON FOLLOWING PAGE)

              NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

    The following pro forma adjustments have been made to the unaudited pro forma balance sheet as of June 30, 1999:

(a) Reflects the net increase in the carrying value of Caesars' property and equipment to adjust those assets to their estimated fair market value.

(b) Reflects as goodwill the excess purchase price over fair value of net tangible assets acquired and liabilities assumed.

(c) Reflects the elimination of Caesars' historical goodwill.

(d) Reflects deferred financing charges related to the notes and increased bank facility financings.

(e) Reflects the accrual of direct merger costs related to the acquisition.

(f) Reflects the increase in long-term debt of $1.5 billion to be drawn under our revolving credit facilities and the issuance of long-term notes in the aggregate amount of $1.5 billion.

(g) Reflects the adjustment to the purchase price for the net working capital adjustment, capital expenditure adjustment and the slot machine capital lease obligations pursuant to the purchase agreement.

(h) Reflects the elimination of Caesars' 8 7/8% senior subordinated notes which Caesars redeemed in August 1999.

(i) Reflects the deferred tax liability due to the carryover tax basis of the assets acquired and the fair value of such assets as recorded by Park Place.

(j) Reflects the elimination of Caesars' loans due to parent and affiliates.

(k) Reflects the elimination of Caesars' equity accounts.

               UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME

                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                   PARK PLACE
                                                   HISTORICAL        CAESARS      PRO FORMA    PARK PLACE
                                                (INCLUDING GRAND)   HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                -----------------   ----------   -----------   ----------
Revenues
  Casino......................................        $1,070           $522         $  --        $1,592
  Rooms.......................................           181             59            --           240
  Food and beverage...........................           132             54            --           186
  Other revenue...............................           104             64            --           168
                                                      ------           ----         -----        ------
                                                       1,487            699            --         2,186
                                                      ------           ----         -----        ------

Expenses
  Casino......................................           558            307            --           865
  Rooms.......................................            65             16            --            81
  Food and beverage...........................           122             47            --           169
  Other expenses..............................           353            162            --           515
  Depreciation and amortization...............           142             88            22 (c)
                                                                                      (14)(d)       238
  Pre-opening expense.........................            10              1            --            11
  Corporate expense...........................            17             --            --            17
                                                      ------           ----         -----        ------
                                                       1,267            621             8         1,896
                                                      ------           ----         -----        ------
Operating income..............................           220             78            (8)          290

  Starwood management fee.....................            --            (16)           16 (e)        --
  Interest and dividend income................             6             --            --             6
  Interest expense and other, net.............           (58)           (20)         (120)(f)
                                                                                       17 (g)      (181)
  Interest expense, net from unconsolidated
    affiliates................................            (6)            --            --            (6)
                                                      ------           ----         -----        ------
  Income before income taxes and minority
    interest..................................           162             42           (95)          109

  Provision for income taxes..................            73             21           (30)(h)        64
  Minority interest, net......................             2             (2)           --            --
                                                      ------           ----         -----        ------
Income from continuing operations.............        $   87           $ 23         $ (65)       $   45
                                                      ======           ====         =====        ======
Basic earnings per share......................        $ 0.29                                     $ 0.15
                                                      ======                                     ======
Diluted earnings per share....................        $ 0.28                                     $ 0.15
                                                      ======                                     ======
Basic weighted average shares outstanding.....           303                                        303
                                                      ======                                     ======
Diluted weighted average shares outstanding...           306                                        306
                                                      ======                                     ======

                                                  (FOOTNOTES ON FOLLOWING PAGES)

               UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                                                 PARK PLACE,
                                                                         PARK PLACE                               GRAND AND
                                 PARK PLACE     GRAND       PRO FORMA    AND GRAND     CAESARS      PRO FORMA      CAESARS
                                 HISTORICAL   HISTORICAL   ADJUSTMENTS   PRO FORMA    HISTORICAL   ADJUSTMENTS    PRO FORMA
                                 ----------   ----------   -----------   ----------   ----------   -----------   -----------
Revenues
  Casino.......................    $1,587       $  513       $    --       $2,100       $  937       $    --       $3,037
  Rooms........................       306           34            --          340          105            --          445
  Food and beverage............       230           35            --          265          101            --          366
  Management fee income........        --           92           (92)(a)       --           --            --           --
  Other revenue................       182           13            --          195          113            --          308
                                   ------       ------       -------       ------       ------       -------       ------
                                    2,305          687           (92)       2,900        1,256            --        4,156
                                   ------       ------       -------       ------       ------       -------       ------

Expenses
  Casino.......................       845          169            --        1,014          558            --        1,572
  Rooms........................       112           16            --          128           33            --          161
  Food and beverage............       230           37            --          267           88            --          355
  Other expenses...............       555          216             4 (a)      775          257            --        1,032
  Depreciation and
    amortization...............       225           59            --          284          143            44 (c)
                                                                                                         (27)(d)      444
  Impairment losses and
    other......................        29           --           (13)(b)       16           39            --           55
  Pre-opening expense..........        --           --            --           --           42            --           42
  Corporate expense............         7           57           (31)(a)       33           --            --           33
                                   ------       ------       -------       ------       ------       -------       ------
                                    2,003          554           (40)       2,517        1,160            17        3,694
                                   ------       ------       -------       ------       ------       -------       ------
Operating income...............       302          133           (52)         383           96           (17)         462

Starwood Management Fee........        --           --            --           --          (33)           33 (e)       --

  Interest and dividend
    income.....................        21           10            (5)(a)       26           --            --           26
  Interest expense and other,
    net........................       (87)         (45)           --         (132)         (26)         (240)(f)
                                                                                                          23(g)      (375)
  Interest expense, net from
    unconsolidated
    affiliates.................       (13)          --            --          (13)          --            --          (13)
                                   ------       ------       -------       ------       ------       -------       ------
  Income before income taxes
    and minority interest......       223           98           (57)         264           37          (201)         100
  Provision for income taxes...       111           27           (16)(a)      122           22           (64)(h)       80
  Minority interest, net.......         3           --            --            3           (5)           --           (2)
                                   ------       ------       -------       ------       ------       -------       ------
Income from continuing
  operations...................    $  109       $   71       $   (41)      $  139       $   20       $  (137)      $   22
                                   ======       ======       =======       ======       ======       =======       ======
Basic earnings per share.......    $ 0.42                                  $ 0.46                                  $ 0.07
                                   ======                                  ======                                  ======
Diluted earnings per share.....    $ 0.42                                  $ 0.45                                  $ 0.07
                                   ======                                  ======                                  ======
Basic weighted average shares
  outstanding..................       261                                     303                                     303
                                   ======                                  ======                                  ======
Diluted weighted average shares
  outstanding..................       263                                     306                                     306
                                   ======                                  ======                                  ======

                                                   (FOOTNOTES ON FOLLOWING PAGE)

          NOTES TO UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME

    The following pro forma adjustments have been made to the unaudited pro forma statements of income for the six months ended June 30, 1999 and the year ended December 31, 1998:

(a) Reflects the elimination of Lakes Gaming, Inc.

(b) Reflects the elimination of the transaction costs associated with our spin-off from Hilton and our merger with Grand.

(c) Reflects the adjustment to depreciation expense due to the revaluation of the acquired property and equipment resulting from the allocation of the purchase price of Caesars. This adjustment also reflects the increase in expense due to amortization of goodwill arising from our purchase of Caesars. Goodwill is to be amortized over 40 years.

(d) Reflects the elimination of Caesars' historical goodwill.

(e) Reflects the elimination of the intercompany management fee charged by Starwood.

(f) Reflects additional interest expense, including amortization of related deferred finance charges, arising from expected borrowings incurred by us to fund the purchase of Caesars. We expect to fund the acquisition with borrowings under our revolving credit facilities. The pro forma effects of borrowings under the revolving credit facilities, this offering, the August 1999 issuance of $300 million of 7.95% senior notes and the proposed subsequent note offerings have been computed at a blended interest rate of 7.9%. Each 1/8% change in the rate on the borrowings would result in a change in interest expense of $4 million for the year.

(g) Reflects the elimination of the interest expense on the Caesars World, Inc. 8 7/8% senior subordinated notes, which Caesars redeemed in August 1999, and loans due to parent and affiliates.

(h) Reflects the tax effect of the pro forma adjustments using the statutory rate of 35%, with the exception of the amortization of goodwill, which is assumed to be non-deductible for tax purposes.

                            SELECTED FINANCIAL DATA

    In the following tables we are providing certain selected financial information to aid you in your analysis of our company.

PARK PLACE SELECTED HISTORICAL FINANCIAL INFORMATION

    We derived the following historical information from our audited financial statements for 1995 through 1998 and unaudited financial statements for 1994 and the six months ended June 30, 1998 and 1999 before giving effect to the acquisition. The information is only a summary and you should read it together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and related notes which are set forth in the reports we have filed with the Commission and that are incorporated by reference in the accompanying prospectus.

                                       SIX MONTHS ENDED
                                       OR AS OF JUNE 30,          FISCAL YEARS ENDED OR AS OF DECEMBER 31,
                                      -------------------   ----------------------------------------------------
                                        1999       1998       1998       1997       1996       1995       1994
                                      --------   --------   --------   --------   --------   --------   --------
                                                  (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
RESULTS OF OPERATIONS:
  Total revenue.....................   $1,487     $1,149     $2,305     $2,153     $  970     $  942     $  899
  Total operating income............      220        187        302        201         92        165        162
  Income from continuing
    operations......................       87         80        109         67(1)      36(2)      85         79
  Income from continuing operations
    per share--diluted..............   $  .28     $  .30     $  .42     $  .25     $  .18     $  .44     $  .41
OTHER OPERATING DATA:
  EBITDA(3).........................   $  372     $  299     $  556     $  512     $  216     $  253     $  240
  Ratio of earnings to fixed
    charges(4)......................     2.6x       3.6x       2.7x       2.4x       2.1x       4.0x       3.8x
BALANCE SHEET(5):
  Cash and equivalents, restricted
    cash and temporary
    investments.....................   $  158                $  382     $  234     $  232     $   38     $   26
  Total assets......................    7,223                 7,174      5,630      5,364      1,350      1,248
  Total debt........................    2,493                 2,472      1,306      1,278        549        549
  Total stockholders' equity........    3,686                 3,608      3,381      3,157        592        510

------------------------

(1) Includes after-tax non-recurring charges totaling $59 million related to the recognition of impairment losses related to a riverboat casino and an impairment loss and other costs associated with the closure of another riverboat casino.

(2) Includes after-tax non-recurring charges totaling $23 million, primarily related to the write-off of pre-opening expenses for a riverboat casino and losses associated with a planned relocation of another riverboat casino.

(3) EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening costs, non-cash items and spin-off costs in 1998, which can be computed by adding depreciation, amortization, pre-opening costs, spin-off costs and non-cash items to operating income. We have presented EBITDA supplementally because we believe it provides a more complete analysis of results of operations. We have excluded non-cash items, such as asset write-downs and impairment losses and pre-opening costs from EBITDA as these items do not impact operating results on a recurring basis. Pre-tax non-cash charges totaled $16 million for the year ended December 31, 1998 and $96 million for the year ended December 31, 1997 and relate to the recognition of impairment losses on a riverboat casino and an impairment loss and other costs associated with the closure of another riverboat casino. Our pre-tax non-cash charges totaled $1 million for the year ended December 31, 1996 and relate to the write-down of an asset to estimated fair market value. You should not consider EBITDA as an alternative to any measure of performance as promulgated under generally accepted accounting principles, such as operating income or income from continuing operations, nor should you consider it to be an indicator of our overall financial performance. Our calculations of EBITDA may be different from the calculations used by other companies and therefore comparability may be limited. Our historical depreciation, amortization, pre-opening costs, non-cash items and spin-off costs for the six months ended June 30, 1999 and 1998 and the years ended December 31 1998, 1997, 1996, 1995 and 1994 totaled $152 million,
    $112 million, $254 million, $311 million, $124 million, $88 million and $78 million, respectively.

(4) We determined the ratio of earnings to fixed charges by dividing (a) earnings before income taxes and minority interests plus fixed charges (excluding capitalized interest) by (b) fixed charges. Fixed charges consist of interest on indebtedness, including capitalized interest, the portion of rental expense that is considered to be interest, and amortization of loan expense related to long-term debt.

(5) Gives effect to the Grand merger as of December 31, 1998 and June 30, 1999.

                             PROPERTIES OF CAESARS

    The following table sets forth information available to us at October 1999 about the Caesars properties in which we will have interests upon consummation of the acquisition:

                                                                         APPROXIMATE     APPROXIMATE
                                                                          NUMBER OF         CASINO
                NAME                              LOCATION               ROOMS/SUITES   SQUARE FOOTAGE
------------------------------------  ---------------------------------  ------------   --------------
DOMESTIC CASINOS
Caesars Palace                        Las Vegas, Nevada                     2,454          125,000
Caesars Atlantic City                 Atlantic City, New Jersey             1,149          120,000
Caesars Indiana(1)                    Harrison County, Indiana                 --(2)        90,000
Caesars Tahoe(3)                      Stateline, Nevada                       440           40,000
Sheraton Casino & Hotel               Robinsonville, Mississippi              134           33,000
Dover Downs(4)                        Dover, Delaware                          --           25,000
INTERNATIONAL CASINOS
Windsor Casino(5)                     Windsor, Canada                         389          100,000
Caesars Gauteng(6)                    Kempton Park, South Africa               --           65,000
Sheraton Casino Sydney(10)            Cape Breton, Nova Scotia, Canada         --           15,000
Sheraton Halifax Hotel & Casino(10)   Halifax, Nova Scotia, Canada            350           20,000(7)
Caesars Manila(8)                     Manila, Philippines                      --            4,000
Caesars Palace at Sea                 S.S. Crystal Harmony                     --            3,850(9)
                                      S.S. Crystal Symphony                    --            5,000(9)
                                                                            -----          -------
    Total                                                                   4,916          645,850
                                                                            =====          =======

------------------------

 (1) Caesars Indiana is managed by Caesars and owned by a joint venture in which Caesars owns in excess of 90% of the economic interests.

 (2) A 500-room hotel tower is currently planned to be under construction in 2000.

 (3) Caesars leases the building that houses the hotel and casino and leases the underlying land under a long-term ground and structure lease.

 (4) Caesars provides management services to the casino at the Dover Downs racetrack in Delaware.

 (5) Caesars has a 50% interest in Windsor Casino Limited, which operates this hotel/casino complex. The Province of Ontario owns the complex.

 (6) Caesars has an approximately 25% interest in a joint venture that owns Caesars Gauteng and has an approximately 50% interest in a joint venture that manages Caesars Gauteng.

 (7) A permanent casino featuring approximately 33,000 square feet is currently under construction.

 (8) Caesars has a 50% interest in a joint venture which owns Caesars Manila and receives a marketing services fee.

 (9) Caesars operates the Caesars Palace at Sea casinos only while the cruise ships on which they are located are in international waters.

 (10) Caesars has a 95% interest in Metropolitan Entertainment Group, which owns and operates the two Canadian properties.

CAESARS PALACE

    Caesars Palace, which opened in 1966, is one of the premier gaming properties in the world, attracting patrons from all over the world to its luxurious guest rooms and 125,000 square foot casino. Caesars Palace is located on the corner of Las Vegas Boulevard and Flamingo Road, the "4 Corners," in the heart of the Las Vegas Strip. Caesars Palace has approximately 2,454 rooms in service, a 125,000 square foot casino including 99 table games and 1,919 slot machines. It also has 14 restaurants and bars, 171,000 square feet of meeting and banquet space, a 1,100-seat showroom, a 23,000 square foot health spa, an "Omnimax" theater and the "Caesars Magical Empire," which combines a dining experience with a unique entertainment program and theme. The Caesars Palace property stands on approximately 80 acres, including 4.3 acres of undeveloped land behind Caesars Palace which could be used for a number of purposes including the expansion of the hotel, casino or meeting space.

    Caesars Palace also boasts one of the premier retail shopping experiences in all of Las Vegas, known as The Forum Shops, which is home to stores such as Gucci, Armani and FAO Schwartz. The Forum Shops also houses world class restaurants such as Spago and The Palm. Caesars Palace has made approximately $594 million in maintenance and improvement capital expenditures over the past three years to create a more exciting gaming environment, to add approximately 1,100 rooms and a new hotel tower, to add gaming space for slot machines and table games, to construct other facilities for conventions, meeting and banquets and to construct a new health club and spa. Caesars is currently in discussions with the Forum Shops' developer for the construction of a third phase of the Forum Shops, expected to add an additional 300,000 square feet of retail space. We anticipate that the developer will bear the costs of construction and maintenance of the new retail space.

CAESARS ATLANTIC CITY

    Caesars Atlantic City is a casino/hotel complex located at the center of the boardwalk in Atlantic City, New Jersey. Caesars Atlantic City has undergone extensive renovation since 1996, investing approximately $420 million in maintenance and improvement capital expenditures, to add approximately 620 additional rooms and approximately 38,000 square feet of casino space and to enhance its convention, meeting and banquet facilities, including expanded dining facilities, a multi-function grand ballroom and a four-story atrium. The design incorporates an elaborate Roman theme with Corinthian columns, large statues and extensive fountains. These improvements are expected to enhance the appeal of Caesars Atlantic City as a convention site, as well as attract more walk-in patrons from the boardwalk.

    Caesars Atlantic City has approximately 1,149 rooms in service and a 120,000 square foot casino, including 139 gaming tables and 3,589 slot machines. It also has 12 restaurants and bars, 34,000 square feet of meeting and banquet space, a 1,150-seat showroom, a shopping arcade, a Roman-themed transportation center which accommodates approximately 2,100 cars and 12 buses, a health club and tennis courts. The property on which Caesars Atlantic City stands consists of approximately ten acres.

    In August 1996, Caesars Atlantic City acquired the Ocean One retail mall for approximately $20 million. The Ocean One mall is constructed on a pier which extends 900 feet over the Atlantic Ocean and is located directly in front of the Boardwalk entrance to Caesars Atlantic City. Ocean One contains approximately 400,000 square feet of restaurant and retail space on three floors. Under current applicable local and state laws, Ocean One may not be used for gaming or lodging activities. Development of Ocean One with gaming and lodging requires approvals from local and state authorities and the New Jersey Casino Control Commission.

CAESARS INDIANA

    Caesars Indiana's "Glory of Rome" Riverboat is the largest riverboat casino in the U.S. with approximately 90,000 square feet of gaming space, including 141 gaming tables and 2,791 slot machines. The riverboat commenced operations in November of 1998 and is located near the Louisville, Kentucky border. Caesars Indiana is currently constructing a 170,000 square foot pavilion that will house retail space and restaurants and bars. Caesars Indiana is also planning to construct a 500-room hotel in 2000.

CAESARS TAHOE

    Caesars Tahoe casino/hotel complex opened in 1979 and is located in Stateline, Nevada, adjacent to Lake Tahoe. At that time, Caesars Tahoe entered into a long-term ground and structure lease for the building that houses the casino/hotel and the 24-acre property on which the casino/hotel stands. This lease expires in 2004, but contains two 25-year options to renew. Caesars Tahoe has 440 hotel rooms and suites, a 40,000 square foot casino, nine restaurants, a 1,500-seat showroom, 15,000 square feet of convention space, a Roman-themed nightclub, bars, shops, outdoor tennis courts and an indoor health spa containing a swimming pool and a racquetball court.

SHERATON CASINO & HOTEL

    The Sheraton Casino & Hotel is located in Robinsonville, Mississippi. The casino consists of 33,000 square feet of gaming space, including 48 gaming tables and 1,300 slot machines. The attached hotel has approximately 134 rooms and eight restaurants and bars.

OTHER DOMESTIC FACILITIES

    Caesars is a party to a management agreement with respect to a video lottery operation at the Dover Downs racetrack in Delaware.

INTERNATIONAL PROPERTIES

    Caesars owns a 50% interest in Windsor Casino Limited, which operates the Windsor Casino hotel/casino complex, owned by the Province of Ontario, comprising a 100,000 square foot casino and 389 rooms, in Windsor, Ontario, directly across the river from Detroit, Michigan. Caesars also owns a 95% interest in Metropolitan Entertainment Group, which operates a casino at the Sheraton Halifax Hotel & Casino in Halifax, Nova Scotia, and which also operates the Sheraton Casino Sydney, which is a stand-alone casino, in Sydney, Cape Breton, Nova Scotia. Metropolitan Entertainment Group funded the construction of the Nova Scotia properties and is being repaid, with interest out of the operating revenues generated by the properties. In addition, Caesars operates the Caesars Gauteng in Kempton Park, Johannesburg, South Africa, Caesars Manila in Manila, Philippines, and Caesars Palace at Sea, which it operates on two cruise ships while they are in international waters.

                            REGULATION AND LICENSING

    Each of our casinos is subject to extensive regulation under laws, rules and supervisory procedures primarily in the jurisdiction where located or docked. Some jurisdictions, however, empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and require access to and periodic reports respecting the gaming activities. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

    In connection with the acquisition, we and certain of our subsidiaries must be found suitable as holding companies of subsidiaries that hold gaming licenses. To the extent required, we have filed applications for findings of suitability in each jurisdiction in which our subsidiaries will conduct gaming activities. In addition, in certain jurisdictions the gaming regulatory authorities must pre-approve the acquisition. These approvals have been obtained in Nevada, New Jersey and Mississippi and we have filed the applications for these approvals in all other jurisdictions. We cannot assure you that we will obtain any of these approvals or that we will obtain any approval on a timely basis. For a discussion of our obligations and Starwood's obligations in the event regulatory approval is not received, see "The Acquisition--Conditions" and "Risk Factors--Our ability to consummate the acquisition depends on, among other things, receipt of regulatory approval, including gaming approvals in various jurisdictions."

    The information set forth below is only a summary of the regulatory requirements applicable to us. For a more detailed description of the regulatory requirements applicable to us, including under our Amended and Restated Certificate of Incorporation, see "Additional Information--Regulation and Licensing" in our Annual Report on Form 10-K for the year ended December 31, 1998, incorporated by reference in the accompanying prospectus.

    Under provisions of gaming laws in which we have operations and under our Amended and Restated Certificate of Incorporation, certain of our securities are subject to restrictions on ownership which may be imposed by specified governmental authorities. The restrictions may require a holder of our securities to dispose of the securities or, if the holder refuses to dispose of the securities, we may be obligated to repurchase the securities.

    Each holder of a note, by accepting any note, will be deemed to have agreed to be bound by the requirements imposed on holders of our debt securities by the gaming authority of any jurisdiction in which we or any of our subsidiaries conducts or proposes to conduct gaming activity. See "Description of Debt Securities--Compliance with Gaming Laws." In addition, the indenture governing the notes provides that each holder and beneficial owner thereof, by accepting or otherwise acquiring an interest in any of the notes, will be deemed to have agreed that if the gaming authority of any jurisdiction in which we or any of our subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner must be licensed, qualified or found suitable under applicable gaming laws, the holder or beneficial owner will apply for a license, qualification or finding of suitability within the required time period. If the person fails to apply or become licensed or qualified or is found unsuitable, we will have the right, at our option:

    (1) to require the person to dispose of its notes or beneficial interest therein within 30 days of receipt of notice of our election or an earlier date as may be requested or prescribed by the Gaming Authority; or

    (2) to redeem the notes at a redemption price equal to the lesser of:

       (A) the person's cost; or

       (B) 100% of the principal amount, plus accrued and unpaid interest to the earlier of the redemption date and the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the Gaming Authority.

We will notify the trustee under the indenture in writing of any such redemption as soon as practicable. We will not be responsible for any costs or expenses any such holder or beneficial owner may incur in connection with its application for a license, qualification or finding of suitability.

NEVADA GAMING LAWS

    The ownership and operation of casino gaming facilities in the State of Nevada are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder, and various local ordinances and regulations. Our Nevada gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board, and, depending on the facility's location, the Clark County Liquor and Gaming Licensing Board and the City of Reno. The Nevada Gaming Commission, the Nevada State Gaming Control Board, the Clark County Liquor and Gaming Licensing Board and the City of Reno are collectively referred to as the "Nevada Gaming Authorities."

    Each of our subsidiaries that currently operates a casino in Nevada is required to be licensed by the Nevada Gaming Authorities. We are required to be registered by the Nevada Gaming Commission as a publicly-traded corporation and as such, we are required periodically to submit detailed financial and operating reports to the Nevada Gaming Commission and furnish any other information that the Nevada Gaming Commission may require.

    The Nevada Gaming Commission may, in its discretion, require the holder of any debt security of a registered publicly-traded corporation, such as the notes, to file applications, be investigated and be found suitable to own the debt security of such corporation. If the Nevada Gaming Commission determines that a person is unsuitable to own the security, then pursuant to the Nevada Gaming Control Act, the registered publicly-traded corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Gaming Commission, it:

    - pays to the unsuitable person any dividend, interest or any distribution whatsoever;

    - recognizes any voting right by such unsuitable person in connection with such securities;

    - pays the unsuitable person remuneration in any form; or

    - makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

    On December 17, 1998, the Nevada Gaming Commission granted us prior approval to make public offerings for a period of two years, subject to specified conditions, which we refer to as the "shelf approval." On October 21, 1999, the shelf approval was amended in conjunction with the approval of the Caesars acquisition. The shelf approval also applies to any company we wholly own which is a publicly-traded corporation pursuant to a public offering. The shelf approval also includes approval for the licensed subsidiaries to guarantee any security issued by, or to hypothecate their assets to secure the payment or performance of any obligations evidenced by a security issued by, us or an affiliate in a public offering under the shelf registration. The shelf approval, however, may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Gaming Control Board. The shelf approval does not constitute a finding, recommendation or approval of the Nevada Gaming Commission or the Nevada Board as to the accuracy or adequacy of this prospectus supplement or the investment merits of the securities offered. Any representation to the contrary is unlawful. The public offering of the notes will be made pursuant to the shelf approval.

    We must obtain prior approval of the Nevada Gaming Commission with respect to a change in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby the person obtains control of us. Entities seeking to acquire control of a registered publicly-traded corporation must satisfy the Nevada Gaming Control Board and Nevada Gaming Commission in a variety of stringent standards prior to assuming control of a registered

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corporation. The Nevada Gaming Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction. The acquisition of Caesars World, Inc. and its registered and licensed Nevada subsidiaries required the prior approval of the Nevada Gaming Commission upon the recommendation of the Nevada Gaming Control Board. On October 21, 1999, the Nevada Gaming Commission granted such approval.

NEW JERSEY GAMING LAWS

    The ownership and operations of casino gaming facilities in Atlantic City are subject to the New Jersey Casino Control Act, regulations of the New Jersey Casino Control Commission and other applicable laws. No casino may operate unless it obtains the required permits or licenses and approvals from New Jersey Commission. The New Jersey Commission is authorized under the New Jersey Act to adopt regulations covering a broad spectrum of gaming and gaming related activities and to prescribe the methods and forms of applications from all classes of licensees. The New Jersey Commission has jurisdiction similar to that of the Nevada Gaming Commission over the holders and beneficial owners of the debt and equity securities issued by us and may also require their investigation and approval.

MISSISSIPPI GAMING LAWS

    The ownership and operation of casino facilities in Mississippi are subject to extensive state and local regulation, but primarily the licensing and regulatory control of the Mississippi Gaming Commission and the Mississippi State Tax Commission. An owner and operator of casino gaming facilities in Mississippi and its related holding companies must register under the Mississippi Gaming Control Act and its gaming operations are subject to the licensing and regulatory control of the Mississippi Gaming Commission and various local, city and county regulatory agencies. Although not identical, the Mississippi Gaming Control Act is similar to the Nevada Gaming Control Act. The Mississippi Gaming Commission has granted us a "shelf offering" approval that permits us to make this note offering upon notification to the Commission Staff. The Mississippi Gaming Commission has adopted regulations which are also similar in many respects to the Nevada gaming regulations, including the requirement that any person or entity who acquired any security of an owner and operator of casino gaming facilities may be subject to a suitability finding.

LOUISIANA GAMING LAWS

    The ownership and operation of a riverboat gaming vessel in the State of Louisiana is subject to the Louisiana Riverboat Economic Development and Gaming Control Act. The Louisiana Gaming Control Board regulates gaming activities. The Louisiana Board is responsible for investigating the background of all applicants seeking a riverboat gaming license, issuing the license and enforcing the laws, rules and regulations relating to riverboat gaming activities.

    The Louisiana Board must find suitable the applicant, its officers, directors, key personnel, partners and persons holding a 5% or greater interest in the holder of a gaming license. The Louisiana Board may, in its discretion, also review the suitability of other security holders of, or persons affiliated with, a licensee. This finding of suitability requires the filing of an extensive application to the Louisiana Board disclosing personal, financial, criminal, business and other information. Our Louisiana affiliate, Bally's Louisiana, Inc., has filed the required forms with the Louisiana regulatory authorities with respect to a finding of suitability.

QUEENSLAND GAMING LAWS

    Queensland, Australia, like the jurisdictions discussed above, has comprehensive laws and regulations governing the conduct of casino gaming. All persons connected with the ownership and operation of a casino, including us, our subsidiary that manages the Conrad Jupiters, Gold Coast and the Conrad International Treasury Casino, Brisbane and their principal stockholders, directors and officers, must be found suitable and/or licensed. The Queensland authorities have also conducted an investigation of, and have found suitable, us and our subsidiary BI Gaming Corporation, which holds our Australian gaming assets.

URUGUAY GAMING LAWS

    Uruguay also has laws and regulations governing the establishment and operation of casino gaming. The Internal Auditors Bureau of Uruguay, under the authority of the Executive Power of the Oriental Republic of Uruguay, is responsible for establishing the terms under which casino operations are conducted, including suitability requirements of persons associated with gaming operations, authorized games, specifications for gaming equipment, security, surveillance and compliance. The Executive Power of the Oriental Republic of Uruguay has authorized Baluma S.A., a corporation duly organized and existing under the laws of the Oriental Republic of Uruguay, as owner of the Conrad International Punta del Este Resort & Casino to conduct casino operations.

CAESARS PROPERTIES

    In addition to the foregoing jurisdictions, following our acquisition of Caesars we will also own and/ or operate properties, and be subject to the gaming regulations, in the following jurisdictions.

    DELAWARE GAMING LAWS

    Video lottery operations in the State of Delaware are regulated by the Delaware State Lottery Office through the powers delegated to the Director of the lottery pursuant to Title 29 of the Delaware code. Under Delaware's video lottery program, video lottery machines are permitted at Delaware's licensed horse racing tracks.

    Any person seeking to contract with the Delaware State Lottery Office for the provision of goods or services related to video lottery operations, including management services such as those provided by Caesars with respect to video lottery operation at the Dover Downs race track in Delaware, must be licensed by the Delaware State Lottery Office as a "technology provider." It is the ongoing duty of each technology provider licensee to notify the Director of the lottery of any change in officers, partners, directors, key employees, video lottery operations employees or owners, collectively the "key individuals." An owner is a person who owns, directly or indirectly, ten percent or more of an applicant or licensee. Key individuals are subject to a background investigation, and the failure of a key individual to satisfy a background investigation may constitute "cause" for the suspension or revocation of the technology provider's license.

    INDIANA GAMING LAWS

    Caesars' Indiana casino riverboat operations are subject to the Indiana Riverboat Gambling Act and the licensing and regulatory control of the Indiana Gaming Commission, as well as various local, county and state regulatory agencies. The Indiana gaming regulations are similar to the gaming regulations in Nevada and New Jersey.

    Indiana's casino gaming laws, regulations and supervisory procedures are extensive and reflect certain public policy considerations as to:

    - the integrity of casino gaming operations and their participants;

    - the need for strict governmental and regulatory control of casino gaming operations;

    - the creation of economic development, tourism, taxes and employment; and

    - the maintenance and development of public confidence and trust in casino gaming regulation and control.

    In addition, the riverboat must comply with U.S. Coast Guard requirements as to boat design, on-board facilities, equipment, personnel and safety and must hold a certificate of seaworthiness or must be approved by the American Bureau of Shipping for stabilization and flotation. The U.S. Coast Guard requirements establish design standards, set limits on the operation of the vessel and require individual licensing of all personnel involved with the operation of the vessel. Loss of the vessel's certificate of seaworthiness or the American Bureau of Shipping approval would preclude its use as a floating casino. The land-based facilities developed and used in connection with the riverboat are subject to local zoning and building codes.

    Changes to these laws, regulations and supervisory procedures could have an adverse effect on Caesars' casino gaming operations.

    ONTARIO, CANADA, GAMING LAWS

    Caesars' Ontario casino gaming operations are subject to the regulatory control of the Ontario Alcohol and Gaming Commission pursuant to the Ontario Gaming Control Act and certain contractual obligations to the Ontario Casino Corporation, a provincial crown corporation owned by the Province of Ontario.

    Caesars owns 50% of Windsor Casino Limited, which operates the casino in Windsor, Ontario, Canada, on behalf of the Ontario Casino Corporation, pursuant to an operating agreement with the Ontario Casino Corporation. The operating agreement imposes certain obligations on Windsor Casino Limited relating to the operation of the Windsor Casino. Pursuant to a support agreement between the shareholders of Windsor Casino Limited and the Ontario Casino Corporation, the shareholders, including Caesars, have certain obligations relating to the operation of Windsor Casino Limited.

    Windsor Casino Limited is required under the Ontario Gaming Control Act to be registered as a casino operator with the Ontario Alcohol and Gaming Commission and must operate in accordance with the terms and conditions of its registration.

    Pursuant to the Ontario Gaming Control Act and the terms of Windsor Casino Limited's registration, the Registrar of the Ontario Commission must approve any change in the directors or officers of Windsor Casino Limited. The Ontario Gaming Control Act also provides that the Ontario Commission may require the submission of disclosures and informational material from any person who has an interest in Windsor Casino Limited. This includes parent companies and their directors and officers.

    The Registrar of the Ontario Commission has the power, subject to the Ontario Gaming Control Act, to grant, renew, suspend or revoke registrations. The Registrar is entitled to make such inquiries and conduct such investigations as are necessary to determine that applicants for registration meet the requirements of the Ontario Gaming Control Act and to require information or material from any person who has an interest in an applicant for registration. The criteria to be considered in connection with registration under the Ontario Gaming Control Act include the financial responsibility, integrity and honesty of the applicant and the public interest. The Registrar may, at any time, revoke, suspend or refuse to renew Windsor Casino Limited's registration for any reason that would have disentitled it to registration.

    Changes to these laws and regulations could have an adverse effect on Caesars' casino gaming operations.

    NOVA SCOTIA, CANADA, GAMING LAWS

    Caesars' Nova Scotia casino gaming operations are subject to the regulatory control of the Nova Scotia Gaming Control Commission pursuant to the Nova Scotia Gaming Control Act and certain contractual obligations to the Nova Scotia Gaming Corporation, a provincial crown corporation owned by the Province of Nova Scotia.

    Caesars owns a 95% partnership interest in Metropolitan Entertainment Group, which operates the Sheraton Casino Nova Scotia in Sydney and Halifax on behalf of the Nova Scotia Gaming Corporation pursuant to an operating contract with the Nova Scotia Gaming Corporation. The operating contract imposes certain obligations on Metropolitan relating to the operation of the Sydney and Halifax casinos. Caesars is also a party to the operating contract as a guarantor of Metropolitan's obligations.

    Metropolitan is required under the Nova Scotia Act to be registered as a casino operator with the Nova Scotia Commission.

    Under the Nova Scotia Act, the director of registration of the Nova Scotia Commission must be notified, within 15 days, of any change in the officers or directors of Sheraton Casino Nova Scotia. Sheraton Casino Nova Scotia is also required to file a disclosure form with the director of registration within 15 days of:

    - a person acquiring a beneficial interest in the business of the casino;

    - a person exercising control, either directly or indirectly, over the business of the casino; or

    - a person providing financing, either directly or indirectly, to the business of the casino.

    The Nova Scotia Act also provides that the Director of Registration may require information or material from Metropolitan or any person who has an interest in the casino. This includes parent companies and their directors and officers.

    The Nova Scotia Commission has the power to suspend or to revoke Metropolitan's registration, at any time, for any reason that would have disentitled Metropolitan to obtain the registration. Grounds for suspension or revocation include the financial responsibility, integrity and honesty of the casino operator and its officers and directors and the public interest.

    Changes to these laws and regulations could have an adverse effect on Caesars' casino gaming operations.

    PHILIPPINES GAMING LAWS

    Gaming at the Caesars Club of Manila is conducted by the Philippine Amusement and Gaming Corporation in accordance with its established rules and regulations and pursuant to an agreement granting Caesars the exclusive right to operate a casino out of one of the VIP rooms on the entry level of the Heritage Hotel in Manila, referred to herein as the "exclusive agreement." The Philippine Amusement and Gaming Corporation restricts the use of said gaming proceeds to players provided by Caesars. In turn, Caesars agrees not to solicit the business of any other entities to which the Philippine Amusement and Gaming Corporation has granted the right to bring patrons to play in the Philippine Amusement and Gaming Corporation's other casinos. For its services at the Caesars Club of Manila, the Philippine Amusement and Gaming Corporation is paid 12.50% of gross gaming revenues up to $10 million, 11.00% of gross gaming revenues between $10 million and $15 million, and 10.00% of gross gaming revenues in excess of $15 million. Caesars is subject to background checks and must provide the Philippine Amusement and Gaming Corporation with documents necessary for this purpose.

    Under the exclusive agreement, the Philippine Amusement and Gaming Corporation is required to provide, at its own expense, security and surveillance personnel and facilities for the premises, including the installation of two fixed cameras on each gaming table. If the Philippine Amusement and Gaming Corporation is unable to comply with this obligation, and if Caesars thereafter is unable or declines to continue providing players to play at the premises, then the Philippine Amusement and Gaming Corporation shall immediately cease all gaming at the premises.

    Under the exclusive agreement, Caesars is obliged to pay necessary expenses incurred by players to enable them to play at the premises, including airfare, hotel accommodations, food and beverages, transportation services and other hotel expenses, whereas the Philippine Amusement and Gaming Corporation is obliged to extend to players the same assistance given to other persons playing under the Philippine Amusement and Gaming Corporation's Foreign High Roller Marketing Program, including airport facilitation/visa issuance and negotiating agreements with the hotel to provide satisfactory accommodations services on a "best efforts" basis.

    Caesars has agreed to hold the Philippine Amusement and Gaming Corporation absolutely free and harmless from any damage, claim or liability that may arise in connection with any agreement, dealing or transaction which Caesars may have with the players. Caesars warrants to save the Philippine Amusement and Gaming Corporation free and harmless from any claim and/or liability from any tax obligations imposed upon Caesars by any taxing authority, including income derived from performance under the agreement with the Philippine Amusement and Gaming Corporation.

    The Philippine Amusement and Gaming Corporation in turn has agreed to hold Caesars absolutely free and harmless from any damage, claim or liability in connection with any agreement, dealing or transaction that the Philippine Amusement and Gaming Corporation may have with third parties for the provision of goods and services as required under the agreement with Caesars.

    The Philippine Amusement and Gaming Corporation has the right to terminate the arrangement with Caesars at any time subject to fifteen days prior written notice to Caesars in the event Caesars violates any term or condition of the arrangement, including Caesars' failure to bring in qualified players. Caesars has the right to terminate the arrangement by giving a 90-day notice to the Philippine Amusement and Gaming Corporation at any time. Caesars shall terminate the arrangement upon written notice to the Philippine Amusement and Gaming Corporation at any time, effective upon receipt, if required to do so by any government gaming authority with jurisdiction over any privileged license held by Caesars or its affiliates.

    SOUTH AFRICA GAMING LAWS

    Caesars South African operations are subject to the Gauteng Gambling and Betting Act No. 4 of 1995 and the regulations issued thereunder. Under
Section 38(1) of the Gauteng Gambling and Betting Act and regulation 20 of the regulations issued thereunder, if an entity has directly or indirectly procured a controlling or financial interest of 1% or more in a casino license holder in Gauteng, then the provisions of Section 38(1) apply and the acquiring entity will have to apply for the consent of the Gauteng Gambling Board for the holding of such an interest.

    Under Regulation 88(2) of the Gauteng Gambling and Betting Act, the acquiring entity must apply to the Gauteng Gambling Board for consent to hold such an interest within 14 days after the transaction closes and the interest is procured.

    The application for the consent of the Gauteng Gambling Board must be made within a period and in a manner prescribed by the Gauteng Gambling Board. To this end, the Gauteng Gambling Board has issued a standard application form.

    In making such an application, all the relevant provisions of the Gauteng Gambling and Betting Act relating to an application for a casino license apply. These include:

    - the application itself;

    - representations by interested persons;

    - response by the applicant to such representations;

    - further information and oral representations;

    - public inspection of the application and representations;

    - obtaining of a police report;

    - the holding of a hearing in respect of the application which is open to members of the public and where witnesses are called; and

    - a decision being given on the application and conditions being applied in the event of the application being granted.

    A non-refundable license fee of R5,700.00 (approximately $913) is payable with the application. Under Section 23 of the Gauteng Gambling and Betting Act, the Gauteng Gambling Board may recover from the applicant all reasonable expenses incurred by the Gauteng Gambling Board in conducting the necessary investigation in respect of the application.

    Section 38(3) of the Gauteng Gambling and Betting Act provides that where consent is not granted, the acquiring entity shall, within the prescribed period and in the manner prescribed or determined by the Gauteng Gambling Board, dispose of the interest in question.

    In addition, Regulation 88(1) provides that the casino license holder must notify the Gauteng Gambling Board of the acquiring entity's identity and address as soon as practicable after it becomes aware of the procurement of an interest in it.

IRS REGULATIONS

    The Internal Revenue Service requires operators of casinos located in the United States to file information returns for U.S. citizens, including names and addresses of winners, for keno and slot machine winnings in excess of stipulated amounts. The IRS also requires operators to withhold taxes on some keno, bingo and slot machine winnings of nonresident aliens. We are unable to predict the extent, to which these requirements, if extended, might impede or otherwise adversely affect operations of, and/or income from, the other games.

    Regulations adopted by the Financial Crimes Enforcement Network of the Treasury Department and the gaming regulatory authorities in some of the domestic jurisdictions in which we operate casinos, or in which we have applied for licensing to operate a casino, require the reporting of currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. This reporting obligation began in May 1985 and may have resulted in the loss of gaming revenues to jurisdictions outside the United States which are exempt from the ambit of these regulations.

OTHER LAWS AND REGULATIONS

    Each of the casino hotels and riverboat casinos described in this prospectus supplement is subject to extensive state and local regulations and, on a periodic basis, must obtain various licenses and permits, including those required to sell alcoholic beverages. We believe that we have obtained all required licenses and permits and our businesses are conducted in substantial compliance with applicable laws except for regulatory approvals in connection with the acquisition described above, which is currently in progress.

                       DESCRIPTION OF OTHER INDEBTEDNESS

    The following is a brief summary of important terms of our material indebtedness:

    REVOLVING CREDIT FACILITIES. In December 1998, we entered into two revolving credit facilities with a syndicate of financial institutions, providing for borrowings of up to $2.15 billion, consisting of:

    - a 364-day senior unsecured revolving credit facility of up to $650 million; and

    - a five-year senior unsecured revolving credit facility of up to $1.5 billion.

    At June 30, 1999, approximately $1.4 billion of the aggregate commitment was outstanding, leaving approximately $700 million available to us at that date.

    In connection with the acquisition, on August 31, 1999 we entered into a new $2.0 billion revolving credit facility which replaced the $650 million 364-day facility. In addition to the new $2.0 billion 364-day facility, we also entered into a $1.0 billion 364-day facility which may be used only to provide funding for the Caesars acquisition. Availability under the $1.0 billion facility will be reduced by the net proceeds of any public notes we may issue. Therefore, the facility will be reduced to an approximately $607 million revolving credit facility upon the issuance of the $400 million notes described in this prospectus supplement.

    The 364-day revolving credit facilities mature August 2000 and the five-year revolving credit facility matures December 2003. Both the 364-day revolving credit facilities and the five-year revolving credit facility may be extended in one year increments at our request with the prior written consent of the lenders. For additional details on the terms of our revolving credit facility, including the terms of various covenants to which we are currently subject, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in our Form 10-Q for the quarter ended June 30, 1999.

    SUBSEQUENT NOTES OFFERINGS. In connection with the acquisition, we may issue approximately $1.2 billion in additional notes, including this offering. The terms of these subsequent notes have not been determined. We cannot assure you that any such notes will be issued.

    HILTON DEBT. Concurrently with our spin-off from Hilton, we assumed primary liability for $625 million of Hilton's fixed rate debt. The payment terms of this debt assumption mirror the terms of Hilton's existing $300 million 7 3/8% notes due 2002 and its $325 million 7% notes due 2004. We entered into supplemental indentures with the trustee under these notes providing for our assumption of the payment obligations under the existing indentures.

    7 7/8% SENIOR SUBORDINATED NOTES DUE 2005.  In December 1998, we issued
$400 million of 7 7/8% senior subordinated notes due December 2005 in a private placement offering. The 7 7/8% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 7 7/8% notes. The 7 7/8% notes are unsecured senior subordinated obligations and are subordinated to all of our senior debt.

    7.95% SENIOR NOTES DUE 2003. In August 1999, we issued $300 million aggregate principal amount of 7.95% senior notes due 2003 in a private placement offering. The 7.95% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 7.95% notes. The 7.95% notes are unsecured senior obligations and rank equally with all of our senior unsecured debt.

    COMMERCIAL PAPER PROGRAM. We established a $1 billion commercial paper program as of December 31, 1998. To the extent that we incur debt under this program, we must maintain an equivalent amount of credit available under our revolving credit facility. We have borrowed under the program for various periods during 1999. At June 30, 1999, we had outstanding borrowings of $24 million under the commercial paper program bearing an average interest rate of 5.5%.

                              DESCRIPTION OF NOTES

    The notes offered by this prospectus supplement and the accompanying prospectus constitute a series of debt securities, which are described more fully in the accompanying prospectus, to be issued pursuant to an indenture between Park Place and Norwest of Minneapolis, as trustee. The following description of the particular terms of the notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. Capitalized terms used and not otherwise defined in the following discussion are defined below under "Certain Definitions."

    The following description is a summary of selected portions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. In this description, the words "Park Place" refer only to Park Place Entertainment Corporation and not to any of its subsidiaries.

RANKING

    The notes:

    - are unsecured general obligations of Park Place;

    - are equal in right of payment with all existing and future unsecured senior Debt of Park Place;

    - are senior in right of payment to all existing and future subordinated Debt of Park Place.

    The notes will effectively rank junior to secured indebtedness of Park Place, if any, and to all liabilities of Park Place's subsidiaries, including trade payables.

    Assuming completion of this offering, Park Place's subsidiaries would have had approximately $16 million of indebtedness outstanding at June 30, 1999. The indenture will permit Park Place and its subsidiaries to incur additional Debt.

PRINCIPAL, MATURITY AND INTEREST

    The notes will be limited to $400 million in aggregate principal amount. Park Place will issue the notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on November 15, 2006.

    Interest on the notes will accrue at the rate of 8 1/2% per year. Interest will be payable semi-annually in arrears on May 15 and November 15, beginning on May 15, 2000. Park Place will make each interest payment to the holders of record of the notes on the immediately preceding May 1 and November 1.

    Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION

    Upon not less than 30 nor more than 60 days' notice, Park Place may redeem the notes in whole but not in part at any time at a redemption price equal to 100% of the principal amount thereof plus the Make-Whole Premium, together with accrued and unpaid interest thereon, if any, to the applicable redemption date.

SELECTION AND NOTICE

    Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

    Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes called for redemption.

MANDATORY REDEMPTION

    Park Place will not be required to make any mandatory sinking fund payments in respect of the notes.

ADDITIONAL COVENANTS OF PARK PLACE

    The covenant provisions of the indenture described under the caption "Description of Debt Securities" in the accompanying prospectus will apply to the notes. In addition to the foregoing, the following covenants of Park Place will apply to the notes for the benefit of the holders of the notes:

    LIMITATION ON LIENS. Other than as set forth below under "Exempted Liens and Sale and Lease-Back Transactions," neither Park Place nor any of its Subsidiaries may create, assume or suffer to exist any Lien:

    (1) upon any Principal Property;

    (2) upon any shares of capital stock of any Restricted Subsidiary owned by Park Place or any Restricted Subsidiary; or

    (3) securing Debt of any Restricted Subsidiary,

without equally and ratably securing the notes with, or prior to, the Debt secured by such Lien, for so long as such Debt shall be so secured,

PROVIDED, HOWEVER, that this limitation will not apply to:

        (a) Liens existing on the date of issuance of the notes;

        (b) Liens existing:

           - on property at the time of acquisition through a merger, a consolidation or otherwise by Park Place or a Restricted Subsidiary; or

           - Liens existing on property or securing Debt of, or Capital Stock of any corporation, partnership or other entity at the time such corporation, partnership or other entity becomes a Restricted Subsidiary;

        (c) Liens to secure Debt with respect to all or any part of the acquisition cost or the cost of construction or improvement of property, provided, such Debt is incurred and related Liens are created within 24 months of the acquisition, completion of construction or improvement or commencement of full operation, whichever is later, and such Debt does not exceed the aggregate amount of the acquisition cost and/or the construction cost thereof;

        (d) Liens on shares of capital stock or property of a Restricted Subsidiary to secure Debt with respect to all or part of the acquisition cost of such Restricted Subsidiary, provided that such Debt is incurred and related Liens are created within 24 months of the acquisition of such Restricted Subsidiary and such Debt does not exceed the acquisition cost of such Restricted Subsidiary;

        (e) Liens to secure Debt incurred to construct additions to, or to make Capital Improvements to, properties of Park Place or any Restricted Subsidiary, provided such Debt is incurred and related Liens are created within 24 months of completion of construction or Capital Improvements and such indebtedness does not exceed the cost of such construction or Capital Improvements;

        (f) Liens in favor of Park Place or another Restricted Subsidiary;

        (g) Liens to secure Debt on which interest payments are exempt from Federal income tax under Section 103 of the Internal Revenue Code of 1986, as amended;

        (h) Liens on the equity interest of Park Place or any Restricted Subsidiary in any Joint Venture or any Restricted Subsidiary which owns an equity interest in such Joint Venture to secure Debt, provided the amount of such Debt is contributed and/or advanced solely to such Joint Venture;

        (i) any extension, renewal or replacement, in whole or in part, of any Liens referred to in the foregoing clauses (a) through (h) or of any Debt secured thereby, including premium, if any, provided that the aggregate principal amount secured does not exceed:

           - the greater of (1) the principal amount secured thereby at the time of such extension, renewal or replacement, or, as the case may be, repayment or extinguishment, and (2) 80% of the fair market value (in the opinion of the Park Place board of directors) of the properties subject to such extension, renewal or replacement, plus

           - any reasonable fees and expenses associated with such extension, renewal or replacement,

    and provided, further, that in the case of a replacement thereof, such Debt is incurred and related Liens are created within 24 months of the repayment or extinguishment of the Debt or Liens referred to in the foregoing clauses
    (a) through (h);

        (j) purchase money liens on personal property;

        (k) Liens to secure payment of workers' compensation or insurance premiums, or relating to tenders, bids or contracts (except contracts for the payment of money);

        (l) Liens in connection with tax assessments or other governmental charges, or as security required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege or right;

        (m) mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business; and

        (n) Liens in favor of any domestic or foreign government or governmental body in connection with contractual or statutory obligations.

    LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. Other than as provided below under "--Exempted Liens and Sale and Lease-Back Transactions," neither Park Place nor any Restricted Subsidiary will enter into any arrangement with any lessor (other than Park Place or a Restricted Subsidiary), providing for the lease to Park Place or a Restricted Subsidiary for a period of more than three years (including renewals at the option of the lessee) of any Principal Property that has been or is to be sold or transferred by Park Place or such Restricted Subsidiary to such lessor or to any other Person, and for which funds have been or are to be advanced by such lessor or other Person on the security of the leased property ("Sale and Lease-Back Transaction"), unless either:

        (a) Park Place or such Restricted Subsidiary would be entitled, pursuant to the provisions described in clauses (a) through (n) under "--Limitation on Liens" above, to create, assume or suffer to exist a Lien on the property to be leased without equally and ratably securing the notes; or

        (b) an amount equal to:

           - the greater of the net cash proceeds of such sale or the fair market value of such property (in the opinion of Park Place's board of directors), less

           - the fair market value (in the opinion of Park Place's board of directors) of any noncash proceeds of the sale of such property (provided such noncash proceeds constitute "Principal Property," acquired on the date the property sold in the Sale and Lease-Back Transaction was acquired by Park Place or any of its Restricted Subsidiaries),

    is applied within 180 days to the retirement or other discharge of the notes or Debt ranking on a parity with the notes.

    EXEMPTED LIENS AND SALE AND LEASE-BACK TRANSACTIONS. Notwithstanding the restrictions set forth in "--Limitation on Liens" and "--Limitation on Sale and Lease-Back Transactions," Park Place or any Restricted Subsidiary may create, assume or suffer to exist Liens or enter into Sale and Lease-Back Transactions not otherwise permitted as described above, provided that at the time of such event, and after giving effect thereto, the sum of outstanding Debt secured by such Liens (not including Liens permitted under "--Limitation on Liens" above) plus all Attributable Debt in respect of such Sale and Lease-Back Transactions entered into (not including Sale and Lease-Back Transactions permitted under "--Limitation on Sale and Lease-Back Transactions"), measured, in each case, at the time any such Lien is incurred or any such Sale and Lease-Back Transaction is entered into, by Park Place and Restricted Subsidiaries does not exceed 15% of Consolidated Net Tangible Assets.

REPORTS

    Whether or not required by the Commission, so long as any notes are outstanding, Park Place will file with the applicable trustee such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 or Section 15(d) of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

COMPLIANCE WITH GAMING LAWS

    Each holder of a note, by accepting any note, shall be deemed to have agreed to be bound by the requirements imposed on holders of debt securities of Park Place by the gaming authority of any jurisdiction of which Park Place or any of its Subsidiaries conducts or proposes to conduct gaming activities. For a description of the regulatory requirements applicable to Park Place, see "Regulation and Licensing" herein, "Mandatory Disposition Pursuant to Gaming Laws" in the accompanying prospectus and "Regulation and Licensing" in the our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, which is incorporated by reference in the accompanying prospectus.

EVENTS OF DEFAULT

    The following additional remedy will apply to the notes: In the case of an Event of Default arising from certain events of bankruptcy or insolvency of Park Place, all outstanding notes will become due and payable immediately without further action or notice by the holders of notes or the trustee.

    In addition, the following event of default replaces the fifth Event of Default identified in the accompanying prospectus under "Description of Debt Securities--Events of Default" with respect to the notes: the acceleration of the maturity of indebtedness of Park Place (other than Non-recourse Indebtedness), at any one time, in an aggregate amount in excess of the greater of (i) $25 million and (ii) 5% of Consolidated Net Tangible Assets, if such acceleration is not annulled within 30 days after written notice to Park Place by the trustee and the holders of at least 25% in principal amount of the outstanding notes.

CERTAIN DEFINITIONS

    "Attributable Debt" with respect to any Sale and Lease-Back Transaction that is subject to the restrictions described under "--Limitation on Sale and Lease-Back Transactions" means the present value of the minimum rental payments called for during the term of the lease (including any period for which such lease has been extended), determined in accordance with generally accepted accounting principles, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

    "Capital Improvements" means additions to properties or renovations or refurbishing of properties which are designed to substantially upgrade such properties or significantly modernize the operation thereof.

    "Capital Stock" means with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

    "Consolidated Net Tangible Assets" means the total amount of assets (including investments in Joint Ventures) of Park Place and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (a) all current liabilities of Park Place and its Subsidiaries (excluding (i) the current portion of long-term indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and
(b) all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the most recent consolidated balance sheet of Park Place and computed in accordance with generally accepted accounting principles.

    "Credit Facilities" means, with respect to Park Place, one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

    "Debt" means notes, bonds, debentures or other similar evidences of Debt for borrowed money or any guarantee of any of the foregoing.

    "Default" means any event that after notice or lapse of time, or both, would become an Event of Default.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

    "Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

    (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

    (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

    "Joint Venture" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interest is owned, directly or indirectly, by Park Place and/or one or more Subsidiaries.

    "Lien" means any mortgage, pledge, lien, encumbrance or other security interest to secure payment of Debt.

    "Make-Whole Premium" means, with respect to any note at any redemption date, the excess, if any, of (a) the present value of the sum of the principal amount and premium, if any, that would be payable on such note on its maturity date and all remaining interest payments (not including any portion of such payments of interest accrued as of the redemption date) to and including such maturity date, discounted on a semi-annual bond equivalent basis from such maturity date to the redemption date at a per annum interest rate equal to the sum of the Treasury Yield (determined on the Business Day immediately preceding the date of such redemption), plus 50 basis points, over (b) the principal amount of the note being redeemed.

    "Non-recourse Indebtedness" means indebtedness the terms of which provide that the lender's claim for repayment of such indebtedness is limited solely to a claim against the property which secures such indebtedness.

    "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Debt.

    "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

    "Principal Property" means any real estate or other physical facility or depreciable asset, the net book value of which on the date of determination exceeds the greater of $25 million or 2% of Consolidated Net Tangible Assets of Park Place.

    "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the stated maturity of the notes or is redeemable at the option of the holder thereof at any time prior to the stated maturity of the notes, or is convertible into or exchangeable for debt securities at any time prior to the stated maturity of the notes.

    "Restricted Subsidiary" means any Subsidiary of Park Place organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America (x) which owns, or is a lessee pursuant to a capital lease of, any Principal Property or
(y) in which the investment of Park Place and all its Subsidiaries exceeds 5% of Consolidated Net Tangible Assets as of the date of such determination other than, in the case of either clause (x) or (y), (i) each Subsidiary whose business primarily consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof, and
(ii) each Subsidiary formed or acquired after the date hereof for the purpose of developing new assets or acquiring the business or assets of another Person and which does not acquire any part of the business or assets of Park Place or any Restricted Subsidiary.

    "Significant Subsidiary" of Park Place means any Restricted Subsidiary of Park Place that is a "significant subsidiary" as defined in Rule 1.02(v) of Regulation S-X under the Securities Act.

    "Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation is, at the time, directly or indirectly, owned by Park Place or by one or more Subsidiaries thereof, or by Park Place and one or more Subsidiaries.

    "Treasury Securities" mean any investment in obligations issued or guaranteed by the United States government or any agency thereof.

    "Treasury Yield" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar data)) most nearly equal to the then remaining average life of the notes, provided that if the average life of the notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the average life of the notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

    "wholly owned" with respect to any Subsidiary, means any Subsidiary of any Person of which at least 99% of the outstanding Capital Stock is owned by such Person or another wholly-owned Subsidiary of such Person. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

BOOK-ENTRY SYSTEM, FORM AND DELIVERY

    The notes will be represented by one or more global securities registered in the name of Cede & Co., the nominee of the Depository Trust Company, as "Depositary," and the provisions set forth under "Description of Debt Securities--Denominations, Registration, Transfer and Exchange" in the accompanying prospectus will apply to the notes.

    The Depositary is a limited-purpose trust company organized under New York banking law, a "banking organization" within the meaning of New York banking law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants deposit with the Depositary. The Depositary also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to indirect participants in the Depositary such as securities brokers and dealers, banks and trust companies that clear through, or maintain a custodial relationship with, a direct participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

    Purchases of the notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The beneficial ownership interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants' respective records. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in notes except in the event that use of the book-entry system for the notes is discontinued. As a result, the ability of a person having a beneficial interest in the notes to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest. In addition, the laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer notes evidenced by the global notes will be limited to such extent.

    To facilitate subsequent transfers, all notes deposited with the Depositary by participants in the Depositary will be registered in the name of Cede & Co. The deposit of the notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the notes; the Depositary's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Payments of principal, interest and premium, if any, on the notes will be made to Cede & Co. The Depositary's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of each participant and not of the Depositary, the underwriters, or Park Place, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest and premium, if any, to Cede & Co. is the responsibility of Park Place or the respective trustees. Disbursement of such payments to direct participants is the responsibility of the Depositary, and disbursement of such payments to the beneficial owners of the notes is the responsibility of direct and indirect participants in the Depositary.

CERTIFICATED NOTES

    The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to Park Place. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the notes are required to be printed and delivered. In addition, Park Place may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, certificates will be printed and delivered.

    Park Place will not have any responsibility or obligation to participants in the Depositary or the persons for whom they act as nominees with respect to the accuracy of the records of the Depositary, its nominee or any direct or indirect participant with respect to any ownership interest in the notes, or with respect to payments to or providing of notice for the direct participants, the indirect participants or the beneficial owners of the notes.

    The information contained herein under the caption "Description of Notes--Book-Entry System, Form and Delivery" concerning the Depositary and the Depositary's book-entry system has been obtained from sources that Park Place believes to be reliable. Neither Park Place, the trustee nor the underwriters, dealers or agents take responsibility for the accuracy or completeness of this information.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

    Settlement for the notes will be made by the underwriters in immediately available funds. Payments in respect of the notes represented by global notes (including principal, premium, if any, and interest) will be made in immediately available funds to the accounts specified by the Depositary. With respect to notes represented by Certificated Notes, Park Place will make all payments of principal, premium, if any, and interest, by mailing a check to the registered address of each holder of such notes. The notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by the Depositary to settle in immediately available funds. No can provide no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the purchase agreement among us and the underwriters in the table below, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the aggregate principal amount of the notes set forth opposite its name below. The underwriters have agreed, subject to the terms and conditions set forth in the purchase agreement, to purchase all of the notes being sold pursuant to that agreement if any of the notes being sold pursuant to that agreement are purchased.

                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                       OF NOTES
-----------                                                   ----------------
Merrill Lynch, Pierce Fenner & Smith
          Incorporated......................................    $120,000,000
Banc of America Securities LLC..............................     100,000,000
Deutsche Bank Securities Inc................................      60,000,000
SG Cowen Securities Corporation.............................      22,000,000
Scotia Capital (USA) Inc....................................      22,000,000
BNY Capital Markets, Inc....................................      18,000,000
First Union Securities, Inc.................................      18,000,000
PNC Capital Markets, Inc....................................      18,000,000
Bear, Stearns & Co. Inc.....................................      12,000,000
Norwest Investment Services, Inc............................      10,000,000
                                                                ------------
          Total.............................................    $400,000,000
                                                                ============

    The purchase agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes are subject to, among other conditions, the delivery of specified legal opinions by their counsel.

    We will indemnify the underwriters against liabilities incurred in connection with the offering, and will contribute to payments that the underwriters may be required to make in connection with the offering.

    The underwriters propose initially to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of .375% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the offering price, concession and discount may be changed.

    In connection with the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes after the offering. Specifically, the underwriters may bid for and purchase the notes in the open market to stabilize the price of the notes. The underwriters may also overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase the notes in market-making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the notes above market levels that may otherwise prevail. The underwriters are not required to engage in these activities and, if commenced, may end these activities at any time. Neither we nor the underwriters make any representation or prediction as to the magnitude or direction of any effect these transactions may have on the price of the notes.

    There is no public trading market for the notes and we do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after the consummation of the offering, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. Prior to the offering, there has been no active market for the notes. No assurance can be given as to the liquidity of, or trading market for, the notes or an active public market for the notes to develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and certain other factors.

    Some of the underwriters and their affiliates have provided investment and commercial banking and financial advisory services from time to time for us in the ordinary course of business for which they have received customary fees. Any of the underwriters or their respective affiliates may in the future engage in investment banking or other transactions of a financial nature with us or our affiliates, including the provision of advisory services and the making of loans to us or our affiliates, for which they would receive customary fees or other payments.

                                 LEGAL MATTERS

    Latham & Watkins, Los Angeles, California, will pass upon various legal matters for us relating to the issuance and sale of the notes. Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, will pass upon various legal matters for the underwriters relating to the offering.

                         INDEPENDENT PUBLIC ACCOUNTANTS

    The combined consolidated financial statements of Starwood Hotels and Resorts Worldwide, Inc. Gaming Operations To Be Sold To Park Place Entertainment Corporation as of December 31, 1998 and 1997 and for the years then ended, included in this prospectus supplement, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report appearing herein. In that report, that firm states that, with respect to Sheraton Halifax and Sheraton Sydney, their opinion is based on the report of Ernst & Young LLP.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------

STARWOOD HOTELS & RESORTS WORLDWIDE, INC. GAMING OPERATIONS
  TO BE SOLD TO PARK PLACE ENTERTAINMENT CORPORATION
  Report of Independent Public Accountants..................     F-2
  Auditors' Report..........................................     F-3
  Combined Consolidated Balance Sheets at June 30, 1999
    (unaudited) and December 31, 1998 and 1997..............     F-4
  Combined Consolidated Statements of Income for the six
    months ended June 30, 1999 and 1998 (unaudited) and the
    years ended December 31, 1998 and 1997..................     F-5
  Combined Consolidated Statement of Comprehensive Income
    for the six months ended June 30, 1999 and 1998
    (unaudited) and the years ended December 31, 1998 and
    1997....................................................     F-6
  Combined Consolidated Statements of Cash Flows for the six
    months ended June 30, 1999 and 1998 (unaudited) and the
    years ended December 31, 1998 and 1997..................     F-7
  Notes to Combined Consolidated Financial Statements.......     F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Starwood Hotels & Resorts Worldwide, Inc.:

    We have audited the accompanying combined consolidated balance sheets of Starwood Hotels & Resorts Worldwide, Inc. Gaming Operations To Be Sold to Park Place Entertainment Corporation (the "Company") as described in Note 1 to the Financial Statements as of December 31, 1998 and 1997, and the related combined consolidated statements of operations, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Sheraton Casinos Nova Scotia, which includes: the Sheraton Halifax and Sheraton Sydney, which statements reflect total assets, total revenues and operating income of 2.0%, 3.3% and 16.0% in 1998, and 1.6%, 3.9% and 18.2% in
1997, respectively of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as described in Note 1 to the Financial Statements as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

    As explained in the Note 2 to the Financial Statements, effective January 1, 1997, the Company changed its method of accounting for start-up costs.

                                                         ARTHUR ANDERSEN LLP

New York, New York
May 21, 1999

                                AUDITORS' REPORT

To the Partners of METROPOLITAN
ENTERTAINMENT GROUP, OPERATING
AS SHERATON CASINOS NOVA SCOTIA

    We have audited the balance sheets of METROPOLITAN ENTERTAINMENT GROUP OPERATING AS SHERATON CASINOS NOVA SCOTIA (the "Partnership") as at
December 31, 1998 and 1997, and the statements of income, partners' equity and cash flow for the years then ended (not included herein). These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these financial statements present fairly, in all material respects, the financial position of the partnership as at December 31, 1998 and 1997, and the results of its operations and the changes in its financial position for the years then ended in accordance with accounting principles generally accepted in Canada.

                                              Ernst & Young, LLP
                                              Chartered Accountants

Halifax, Canada
January 29, 1999

                   STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

      GAMING OPERATIONS TO BE SOLD TO PARK PLACE ENTERTAINMENT CORPORATION
                      COMBINED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                             AS OF DECEMBER 31,
                                                           -----------------------       AS OF
                                                              1998         1997      JUNE 30, 1999
                                                           ----------   ----------   --------------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..............................  $  102,664   $   63,488     $   75,020
  Receivables, net.......................................     122,860      136,933        104,233
  Inventories............................................      15,341       16,226         15,415
  Prepaid expenses and other.............................      31,884       39,892         20,481
                                                           ----------   ----------     ----------
Total current assets.....................................     272,749      256,539        215,149
                                                           ----------   ----------     ----------
Property and equipment, net..............................   1,992,590    1,767,408      1,989,862
Goodwill, net............................................     983,748    1,010,389        970,085
Investments..............................................      47,898       17,684         55,963
Other assets.............................................      92,729       90,933        101,561
                                                           ----------   ----------     ----------
                                                           $3,389,714   $3,142,953     $3,332,620
                                                           ==========   ==========     ==========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable and accrued expenses..................  $  216,620   $  234,098     $  195,156
  Current maturities of long-term debt and capital
    leases...............................................      10,212        4,033         10,615
  Accrued taxes payable..................................      28,469       34,533         32,075
                                                           ----------   ----------     ----------
Total current liabilities................................     255,301      272,664        237,846
Due to parent and affiliates.............................   1,134,157      886,811      1,038,487
Long-term debt and capital leases, net of current
  maturities.............................................     165,815      166,444        185,362
Deferred income taxes, net...............................      79,717       63,037         82,482
Other non-current liabilities............................      31,156       38,296         27,489

Commitments and Contingencies

Minority interest........................................      11,167        3,641          9,002

Shareholder's equity:
  Starwood/ITT investment................................   1,227,264    1,227,264      1,227,264
  Retained earnings......................................     489,014      483,303        526,304
  Cumulative translation adjustment......................      (3,877)       1,493         (1,616)
                                                           ----------   ----------     ----------
Total shareholder's equity...............................   1,712,401    1,712,060      1,751,952
                                                           ----------   ----------     ----------
Total liabilities and shareholder's equity...............  $3,389,714   $3,142,953     $3,332,620
                                                           ==========   ==========     ==========

              The accompanying notes to the combined consolidated financial statements are an integral part of these statements.

                   STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

      GAMING OPERATIONS TO BE SOLD TO PARK PLACE ENTERTAINMENT CORPORATION
                   COMBINED CONSOLIDATED STATEMENTS OF INCOME

                                 (IN THOUSANDS)

                                                         YEARS ENDED          SIX MONTHS ENDED
                                                        DECEMBER 31,              JUNE 30,
                                                   -----------------------   -------------------
                                                      1998         1997        1999       1998
                                                   ----------   ----------   --------   --------
                                                                                 (UNAUDITED)
Revenues:
  Casino.........................................  $  936,649   $  898,244   $521,706   $435,199
  Hotel..........................................     104,968       57,302     59,031     50,963
  Food and beverage..............................     101,190       68,416     54,347     49,155
  Earnings of unconsolidated affiliate...........      16,151       14,040     18,051      7,647
  Other..........................................      97,622       85,165     45,787     44,572
                                                   ----------   ----------   --------   --------
Total revenues...................................   1,256,580    1,123,167    698,922    587,536

Costs and expenses:
  Casino.........................................     527,597      537,064    293,125    247,747
  Hotel..........................................      32,570       18,724     16,226     15,243
  Food and beverage..............................      87,998       60,177     46,606     42,592
  Other operating expenses.......................      50,094       51,387     32,171     25,761
  Selling, general and administrative............     207,886      167,735    129,413     95,774
  Pre-opening expenses...........................      41,661       20,878        934     26,469
  Depreciation and amortization..................     143,291       73,854     87,646     60,153
  Provision for doubtful accounts................      29,903       39,065     14,242     13,618
  Special charges................................      39,000       62,481      --         --
                                                   ----------   ----------   --------   --------
Total costs and expenses.........................   1,160,000    1,031,365    620,363    527,357
  Operating income before management service
    fees.........................................      96,580       91,802     78,559     60,179
                                                   ----------   ----------   --------   --------
  Management service fees........................      32,705       28,711     15,719     15,748
Operating income.................................      63,875       63,091     62,840     44,431

Other (income) expense:
  Interest expense, net..........................      26,143       11,053     20,239     10,728
  Minority interest..............................     (10,675)         632     (2,165)    (2,146)
                                                   ----------   ----------   --------   --------
Income before income taxes and cumulative effect
  of accounting change...........................      48,407       51,406     44,766     35,849
  Provision for income taxes.....................      28,507       30,335     21,396     17,979
                                                   ----------   ----------   --------   --------
Income before cumulative effect of accounting
  change.........................................      19,900       21,071     23,370     17,870
Cumulative effect of accounting change...........      --            5,180      --         --
                                                   ----------   ----------   --------   --------
Net income.......................................  $   19,900   $   15,891   $ 23,370   $ 17,870
                                                   ==========   ==========   ========   ========

              The accompanying notes to the combined consolidated financial statements are an integral part of these statements.

                   STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

      GAMING OPERATIONS TO BE SOLD TO PARK PLACE ENTERTAINMENT CORPORATION
            COMBINED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

                                 (IN THOUSANDS)

                                                              YEARS ENDED        SIX MONTHS ENDED
                                                             DECEMBER 31,            JUNE 30,
                                                          -------------------   -------------------
                                                            1998       1997       1999       1998
                                                          --------   --------   --------   --------
                                                                                    (UNAUDITED)
Net income..............................................  $19,900    $15,891    $23,370    $17,870
Other comprehensive income (loss)
  Foreign currency translation arising during the
    period..............................................   (5,370)      (458)     2,261     (1,381)
                                                          -------    -------    -------    -------
Comprehensive income....................................  $14,530    $15,433    $25,631    $16,489
                                                          =======    =======    =======    =======

              The accompanying notes to the combined consolidated financial statements are an integral part of these statements.

                   STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

      GAMING OPERATIONS TO BE SOLD TO PARK PLACE ENTERTAINMENT CORPORATION
                 COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                           YEARS ENDED            SIX MONTHS ENDED
                                                           DECEMBER 31,               JUNE 30,
                                                      ----------------------   ----------------------
                                                        1998         1997        1999         1998
                                                      ---------   ----------   ---------   ----------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
Net income..........................................  $  19,900   $   15,891   $  23,370   $   17,870
Reconciliation of net income to net cash provided by
  operating activities:
  Depreciation and amortization.....................    143,291       73,854      87,646       60,153
  Provision for doubtful accounts...................     29,903       39,065      14,242       13,618
  Special charges...................................     39,000       35,472      --           --
  Earnings in excess of distributions from
    unconsolidated affiliates.......................     (8,104)      (7,277)     (7,381)      (3,828)
  Changes in assets and liabilities due to operating
    activities:
    Receivables, net................................    (30,030)     (49,476)      4,385       13,542
    Inventories.....................................        885       (2,207)        (74)        (260)
    Prepaid expenses and other......................    (16,792)     (29,998)     11,403        6,291
    Accounts payable and accrued expenses...........    (17,478)      53,559     (26,183)     (54,089)
    Accrued and deferred income taxes...............     10,616       31,641      25,011       19,985
  Other, net........................................     (7,993)     (34,453)    (15,718)     (28,499)
                                                      ---------   ----------   ---------   ----------
        Net cash provided by operating activities...    163,198      126,071     116,701       44,783

Cash flows from investing activities:
  Purchases of property and equipment...............   (329,946)    (672,414)    (65,776)    (200,064)
  Investments in joint ventures.....................    (22,110)      --            (684)      --
                                                      ---------   ----------   ---------   ----------
        Net cash used in investing activities.......   (352,056)    (672,414)    (66,460)    (200,064)

Cash flows from financing activities:
  Proceeds from long-term borrowings................      6,831       26,022      19,950       --
  Payments of long-term borrowings..................     (1,281)     (27,721)     --           (2,844)
  Net (payments) borrowings from affiliates.........    247,346      574,956     (95,670)     190,737
  Payment of dividends and equity transactions with
    affiliates......................................    (14,188)     (36,829)     --           (2,145)
  Minority interest.................................    (10,674)       2,237      (2,165)     (15,117)
                                                      ---------   ----------   ---------   ----------
        Net cash (used in) provided by financing
          activities................................    228,034      538,665     (77,885)     170,631

Increase (decrease) in cash and cash equivalents....     39,176       (7,678)    (27,644)      15,350
Cash and cash equivalents at the beginning of
  year..............................................     63,488       71,166     102,664       63,488
                                                      ---------   ----------   ---------   ----------
Cash and cash equivalents at the end of year........  $ 102,664   $   63,488   $  75,020   $   78,838
                                                      =========   ==========   =========   ==========
Supplemental cash flow disclosures:
  Interest paid to third parties, net of amounts
    capitalized.....................................  $   1,932   $   --       $   5,447   $      747
                                                      =========   ==========   =========   ==========
  Income taxes paid.................................  $  17,077   $   10,335   $  19,442   $    6,282
                                                      =========   ==========   =========   ==========

              The accompanying notes to the combined consolidated financial statements are an integral part of these statements.

                   STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
      GAMING OPERATIONS TO BE SOLD TO PARK PLACE ENTERTAINMENT CORPORATION
              NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The financial statements include certain gaming operations of Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") to be sold to Park Place Entertainment Corporation ("PPE") pursuant to a definitive agreement entered into between Starwood and PPE on April 27, 1999. The gaming operations include Caesars World, Inc., comprised primarily of Caesars Palace, Caesars Atlantic City, Caesars Tahoe, Caesars Indiana, and its equity investments in casinos in South Africa, Manila and Canada, and the Sheraton Tunica, Sheraton Halifax and Sheraton Sydney (collectively the "Company"). All significant intercompany balances and transactions within the Company have been eliminated. Investments in unconsolidated affiliates are stated at cost adjusted by equity in undistributed earnings.

    Prior to February 23, 1998, the Company was owned by ITT Corporation ("ITT") upon which date ITT was acquired by Starwood ("ITT Merger"). The acquisition was treated as a reverse purchase for financial accounting purposes, whereupon, ITT continued as the surviving corporation for accounting purposes. Accordingly, no adjustments have been made to the carrying amounts of assets and liabilities as a result of the Starwood acquisition.

INTERIM FINANCIAL INFORMATION

    The combined consolidated financial statements for the six months ended
June 30, 1999 and 1998 included herein have been prepared by the Company, without audit. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for a fair statement of results for the interim periods have been made. The results for the six-month periods are not necessarily indicative of results to be expected for the full fiscal year.

NATURE OF OPERATIONS

    The Company is primarily engaged in the ownership, operation and development of gaming facilities. The Company's gaming operations are located in several key domestic jurisdictions and in certain countries outside the United States.

CASINO REVENUE AND PROMOTIONAL ALLOWANCES

    Casino revenue represents the net win from gaming wins and losses. Revenue excludes the retail value of rooms, food, beverage, entertainment and other promotional allowances provided on a complimentary basis to customers. The estimated retail value of these promotional allowances was $174,267 and $139,979 for the years ended December 31, 1998 and 1997, respectively. The estimated costs of providing such promotional allowances have been classified primarily as casino costs and expenses as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
Rooms...................................................  $ 27,391   $ 21,789
Food and beverage.......................................    86,271     77,702
Other operating expenses................................    10,807     11,173
                                                          --------   --------
                                                          $124,469   $110,664
                                                          ========   ========

CURRENCY TRANSLATION ADJUSTMENT

    Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates and the related translation gains and losses are reflected in shareholder's equity.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

GOODWILL

    Goodwill arose in connection with the acquisition of Caesars World, Inc. by ITT in 1995 and is amortized using the straight-line method over 40 years. Accumulated amortization was $108,248 and $80,542 at December 31, 1998 and 1997, respectively.

    The Company periodically reviews the carrying value of goodwill to assess recoverability from future operations using undiscounted cash flows. Impairments would be recognized in operating results if a permanent diminution in value is deemed to have occurred.

INVENTORIES

    Inventories are stated at the lower of cost or market, determined principally on the first-in, first-out basis.

PROPERTY AND EQUIPMENT

    Property and equipment is recorded at cost and includes interest on funds borrowed to finance construction. Capitalized interest was $11,381 and $24,878 in 1998 and 1997, respectively. Depreciation and amortization are provided for on the straight-line method over the following estimated useful lives:


Buildings and improvements....................  5 to 40 years
Leasehold improvements........................  3 to 40 years
Furniture, fixtures and equipment.............  2 to 10 years

    Betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in income.

    The Company reviews the carrying value of its assets when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based upon expected undiscounted cash flows, then a loss is recognized in the income statement reducing the carrying amount of the asset to fair value.

AMORTIZATION OF LOAN COSTS

    Debt discount and loan issuance costs in connection with long-term debt are capitalized and amortized to interest expense during the period the debt is outstanding using the effective interest method.

INCOME TAXES

    The Company's domestic operations are in Starwood's consolidated Federal income tax return. The Company records income taxes based upon the amount that would have been incurred had each company filed a separate return. The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109. Deferred income taxes are provided for temporary differences between book and tax recognition of revenues and expenses.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

    The Company extends credit to certain casino patrons, a substantial portion of whom reside in countries other than the United States, following background investigations and evaluation of credit worthiness. The Company maintains an allowance for doubtful casino accounts receivable which is based on management's estimate of the amount expected to be uncollectible considering historical experience and the information management obtains regarding the credit worthiness of the customer. The collectibility of these receivables could be affected by future business or economic trends or other significant events in the countries in which such customers reside. Although management believes the allowance is adequate, the estimated amount of cash collections with respect to the casino accounts receivable could change.

NOTE 2. CHANGE IN ACCOUNTING PRINCIPLE

    Effective January 1, 1997, the Company changed its method of accounting for start-up costs on major gaming projects to expense these costs as incurred. Prior to 1997, the Company capitalized these costs and amortized them over a three-year period. The Company's 1997 results include a charge of $7,970 before income taxes of $2,790 as the cumulative effect of this accounting change.

NOTE 3. SPECIAL CHARGES

    In 1998, the Company abandoned plans to develop a shared services group within the gaming business and wrote-off its investment relating to information systems under development which aggregated approximately $24.8 million. Additionally, reserves related to certain casino accounts receivables have been recorded as special charges (See Note 5).

    In November 1997, ITT entered into a definitive agreement to be acquired by Starwood. As a result, the Company recorded a special charge of approximately $27 million relating to the conversion of the accounting for stock options issued to employees of the Company under the ITT Stock Option Plan to variable accounting due to limited stock appreciation rights subject to exercise.

    In 1997, the Company also deferred or abandoned a number of potential development projects and wrote-off costs associated with such projects which aggregated approximately $35.5 million. The decision to defer or abandon such projects resulted from the uncertainties caused by the potential change in control of ITT following Hilton Hotels Corporation unsolicited takeover offer in February 1997.

NOTE 4. NEW ACCOUNTING PRONOUNCEMENTS

    Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income"("SFAS 130"). SFAS 130 establishes new rules for the reporting and displaying of comprehensive income and its components. The Company has included the required statements of comprehensive income in the accompanying financial statements.

    In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information". The Statement requires the Company to report segment financial information consistent with the presentation made to the Company's management for decision making purposes. The Company is managed as one segment and all revenues are derived solely from casino operations and related activities.

    For the years ended December 31, 1998 and 1997, approximately 6% of total revenues and approximately 46% and 48%, respectively, of operating income was derived from the Company's foreign operations.

NOTE 5. RECEIVABLES

    Components of receivables were as follows:

                                                            AT DECEMBER 31,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
Accounts and notes receivable
  Casino................................................  $135,992   $181,137
  Hotel.................................................    13,092      8,067
  Other.................................................    22,989     15,218
                                                          --------   --------
                                                           172,073    204,422
Less allowance for doubtful accounts....................   (49,213)   (67,489)
                                                          --------   --------
                                                          $122,860   $136,933
                                                          ========   ========

    In the third quarter of 1998, due to the economic deterioration in Asia, the Company recorded an additional marker reserve of approximately $14 million.

    At December 31, 1998 and 1997, approximately 58% and 61%, respectively, of the Company's casino receivables were from customers whose primary residence is outside the United States with one country making up approximately 22% of the total gross casino receivables.

NOTE 6. PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following:

                                                           AT DECEMBER 31,
                                                       -----------------------
                                                          1998         1997
                                                       ----------   ----------
Land.................................................  $  423,757   $  368,101
Buildings and improvements...........................   1,247,054      705,699
Leasehold improvements...............................      72,261       64,446
Furniture, fixtures and equipment....................     434,048      222,507
Construction in progress.............................      58,346      549,832
                                                       ----------   ----------
                                                        2,235,466    1,910,585
Less accumulated depreciation and amortization.......    (242,876)    (143,177)
                                                       ----------   ----------
                                                       $1,992,590   $1,767,408
                                                       ==========   ==========

NOTE 7. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

    In 1998, Caesars World, Inc. entered into a joint venture agreement with Global Resorts, Inc., and the Black Empowerment Group to operate Caesars Gauteng, a temporary casino, located in Johannesburg, South Africa. The permanent casino, being built on the same site, is expected to be completed in 2000. The Company is to receive 50% of the management fee, based on 5% of net revenues. During 1998, the Company contributed $22,111, representing its 25% ownership interest in the joint venture. The temporary facility opened in the middle of December 1998, therefore, the joint venture had no significant income or losses from operations for the year.

    In 1993, Caesars World, Inc. entered into a 50/50 joint venture agreement with Hilton Hotels Corporation to operate Windsor Casino, Limited located in Windsor, Canada. As of December 31, 1998 and 1997, Caesars World, Inc.'s investment in this joint venture was $25,787 and $17,684, respectively. For the years ended December 31, 1998 and 1997, Caesars World, Inc. earned income of $16,151 and $14,040, respectively, in relation to this joint venture. No cash advances have been made by Caesars World, Inc. to this joint venture during 1998 and 1997.

NOTE 8. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses consisted of the following:

                                                            AT DECEMBER 31,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
Accounts payable........................................  $ 20,775   $ 15,165
Chip float..............................................    23,848     23,895
Construction payable....................................    24,693     75,095
Accrued salaries, wages and employee benefits...........    40,779     27,607
Other accrued expenses..................................   106,525     92,336
                                                          --------   --------
                                                          $216,620   $234,098
                                                          ========   ========

NOTE 9. LONG-TERM DEBT

    Long-term debt including capital leases consisted of the following:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
Senior subordinated notes, due August 15, 2002, at 8 7/8
  percent payable semi-annually in February and August......  $150,000   $150,000
Note payable to vendor due November 1999, in monthly
  installments of $158, including interest at 10% per
  annum.....................................................     1,655      1,655
Mortgage note, due September 2011, in monthly installments
  of $100, including interest at 10% per annum; with a
  balloon payment of $500 at September 25, 2011.............       807        842
Harrison County Facility Loan, due ratably over three-year
  period beginning 1999, including interest at 8% per
  annum.....................................................     1,798      --
Capital lease obligations (See Note 11).....................    21,767     17,980
                                                              --------   --------
                                                               176,027    170,477
Less current maturities.....................................   (10,212)    (4,033)
                                                              --------   --------
                                                              $165,815   $166,444
                                                              ========   ========

    On August 15, 1992, Caesars World, Inc. issued $150,000 of 8 7/8 percent Senior Subordinated Notes (the "Notes") that mature in 2002. The Notes are subordinated to all senior indebtedness (as defined in the Indenture) and the Notes are effectively subordinated to liabilities of the Company's subsidiaries and are senior in the right of payment to other subordinated indebtedness. The Notes are redeemable at the Company's option, in whole or in part, beginning August 15, 1997, at a premium price of 103.27 percent, declining annually to par at August 15, 2000, and thereafter. The original issue discount and costs are being amortized over the term of the Notes.

    The Notes contain covenants, among others, that require the maintenance of certain financial ratios and include restrictions on the Company and its subsidiaries with respect to additional debt, dividends, stock repurchases, sales of certain assets, investments and capital expenditures, mergers, consolidations and similar transactions, liens, acquisitions, disposition of property, and prepayment of other debt.

    The annual maturities of long-term debt, excluding capital leases, as of December 31, 1998, follow:

YEAR ENDING DECEMBER 31,
------------------------
1999........................................................  $  2,870
2000........................................................       619
2001........................................................        21
2002........................................................   150,023
2003........................................................        26
Thereafter..................................................       701
                                                              --------
                                                              $154,260
                                                              ========

NOTE 10. INCOME TAXES

    The Company determines its provision for income taxes and related asset and liability accounts on a separate entity basis. Income tax data from continuing operations is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         -------------------
                                                           1998       1997
                                                         --------   --------
Pretax income
  U.S..................................................  $21,000    $21,291
  Foreign..............................................   27,407     30,115
                                                         -------    -------
                                                         $48,407    $51,406
                                                         =======    =======
Provision (benefit) for income tax
Current:
  Federal..............................................  $ 2,784    $ 1,288
  State................................................   (2,851)       779
  Foreign..............................................   11,867     12,960
                                                         -------    -------
Total Current..........................................   11,800     15,027
Deferred:
  Federal..............................................   15,226     14,760
  State................................................    1,481        548
  Foreign..............................................    --         --
                                                         -------    -------
Total Deferred.........................................   16,707     15,308
                                                         -------    -------
                                                         $28,507    $30,335
                                                         =======    =======

    The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities were as follows:

                                                           AT DECEMBER 31,
                                                        ---------------------
                                                          1998        1997
                                                        ---------   ---------
Deferred tax assets:
  Bad debt reserves...................................  $  17,465   $  24,225
  Deferred compensation...............................      9,453       9,453
  Accrued expenses....................................     22,344      19,225
  Other...............................................     39,669      46,244
                                                        ---------   ---------
Total deferred tax asset..............................     88,931      99,147
                                                        ---------   ---------
Deferred tax liabilities:
  Depreciation........................................    (35,348)    (28,598)
  Asset basis difference..............................   (100,587)   (100,587)
  Other...............................................    (32,713)    (32,999)
                                                        ---------   ---------
Total deferred tax liability..........................   (168,648)   (162,184)
                                                        ---------   ---------
Net deferred tax liability............................  $ (79,717)  $ (63,037)
                                                        =========   =========

    The provision for income taxes differed from the amount computed at the statutory rate of 35% as follows:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1997
                                                            --------   --------
Federal...................................................  $16,942    $17,992
State income taxes, net of federal benefit................     (891)       863
Foreign income taxes in excess of the statutory rate......    2,275      2,420
Non-deductible goodwill...................................    9,495      9,506
Other, net................................................      686       (446)
                                                            -------    -------
                                                            $28,507    $30,335
                                                            =======    =======

NOTE 11. LEASES

    The Caesars Tahoe land and building are leased pursuant to an operating lease which expires in 2004 and is renewable for two additional 25-year periods. The lease provides for a minimum rent of $2,831 for the period from August 1, 1997 to July 1, 1998, increasing by $75 per year on August 1, 1998 and in each subsequent year, and for percentage rent of 20 percent of the casino/hotel's net profit (as therein defined). Percentage rent expense included in selling, general and administrative expenses was $1,614 and $949 for the years ended December 31, 1998 and 1997, respectively. The aggregate fixed lease payments, including amounts paid on a mortgage note retired in prior years, are amortized on a straight-line basis over the remaining initial lease term. At December 31, 1998 and 1997, there was $5,318 and $6,516, respectively, of prepaid rent included in "Other Assets" related to this lease.

    At December 31, 1998, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

YEAR ENDING DECEMBER 31,                                   OPERATING   CAPITAL
------------------------                                   ---------   --------
1999.....................................................   $ 5,351    $ 7,342
2000.....................................................     5,045      7,150
2001.....................................................     4,785      7,149
2002.....................................................     4,623      2,188
2003.....................................................     4,250        917
Thereafter...............................................     9,600         --
                                                            -------    -------
Total minimum lease payments.............................   $33,654    $24,746
                                                            =======    =======
Less amount representing interest........................               (2,979)
Present value of minimum lease payments..................               21,767
Less current maturities..................................                7,342
                                                                       -------
Long-term obligations....................................              $14,425
                                                                       =======

    Rental expense was comprised of the following:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1997
                                                            --------   --------
Minimum rentals under lease obligations...................  $ 7,876    $ 7,868
Less sublease income......................................   (2,158)    (1,889)
Contingent rentals under operating and capital leases.....    2,123      1,800
                                                            -------    -------
                                                            $ 7,841    $ 7,779
                                                            =======    =======

NOTE 12. STOCK OPTIONS

    The Company participates in its parent's stock option plans. The Company applies APB Opinion No. 25 and related interpretations in accounting for stock-based compensation plans. Accordingly, compensation expense recognized was different than what would have otherwise been recognized under the fair value based method defined in SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income would have been reduced to the pro forma amount of $13,312 for the year ended December 31, 1998. The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998: dividend yield of 3.0%; expected volatility of 47.6%; risk-free interest rate of 4.5%; and expected lives of three to four years for all options.

    At the date of the ITT Merger, each ITT stock option and related stock appreciation right that was outstanding became fully exercisable. In November 1997, due to the election of the holder of each ITT stock option to receive cash, Starwood Units or a combination, variable accounting required an expense to be recognized for the difference between the option price and the formula market price. There is no pro forma effect to income in 1997 as a result of this variable accounting.

    At December 31, 1998, Starwood had 564,000 and 606,914 options outstanding relating to Company employees at exercise prices of $49.19 and $54.85, respectively. There are 246,811 stock options exercisable with an exercise price of $54.85. During 1998, Starwood issued all of its stock options at market value and the weighted average fair value of these options was $18.54.

NOTE 13. EMPLOYEE BENEFIT PLANS

    The Company has defined benefit pension plans covering any officer or other employee designated as a key executive of the Company and its subsidiaries. The benefits are based on years of service (not to exceed 30) and the employee's highest five years of compensation during the last 10 years of employment. The Company has funded the vested benefits of certain current employees by making contributions to revocable trusts. Income earned by the trusts accrues to the benefit of the Company. At December 31, 1998, the amount in these revocable trusts was $14,854 and is recorded in "Other Assets." Such trusts shall become irrevocable in the event of a change of control (as defined).

    The following table sets forth the plans' status and amounts recognized in the Company's financial statements:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
CHANGE IN BENEFIT OBLIGATION:
Net benefit obligation at beginning of year.................  $ 18,102   $ 18,261
Service cost................................................     1,659      1,287
Interest cost...............................................     1,150      1,221
Actuarial (gain) loss.......................................     2,206     (1,535)
Curtailments................................................    (4,100)        --
Gross benefits paid.........................................    (1,156)    (1,132)
                                                              --------   --------
Net benefit obligation end of year..........................  $ 17,861   $ 18,102
                                                              ========   ========

CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year..............  $     --   $     --
Employer contributions......................................     1,156      1,132
Gross benefits paid.........................................    (1,156)    (1,132)
                                                              --------   --------
Fair value of plan assets at end of year....................  $     --   $     --
                                                              ========   ========

RECONCILIATION OF FUNDED STATUS:
Funded status at end of year................................  $(17,861)  $(18,102)
Unrecognized net actuarial (gain) loss......................        44     (1,736)
Unrecognized net transition obligation......................        --        189
                                                              --------   --------
Net amount recognized at end of year........................  $(17,817)  $(19,649)
                                                              ========   ========

    Assumptions used in accounting for the Company's defined benefit plans were:

                                                                 AT DECEMBER 31,
                                                              ----------------------
                                                                1998          1997
                                                              --------      --------
Discount rate for obligations...............................    6.50%         7.25%
Rate of increase in compensation levels.....................    5.00%         5.00%
Expected long-term rate of return on plan assets............     N/A           N/A

    The periodic net pension expense included the following components:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             -------------------
                                                               1998       1997
                                                             --------   --------
Service cost...............................................  $ 1,659     $1,287
Interest cost..............................................    1,150      1,222
Amortization of net transition amount......................       31         40
Recognized net gain........................................      (16)        --
                                                             -------     ------
SFAS 87 cost...............................................    2,824      2,549
Curtailment credit.........................................   (3,500)        --
                                                             -------     ------
Net periodic benefit cost..................................  $  (676)    $2,549
                                                             =======     ======

    Effective February 23, 1998, Starwood adopted the Company's 401(k)-retirement plan covering substantially all of its non-union employees. The plan provides for the Company to contribute 1 percent of certain compensation for eligible employees who may also contribute up to 5 percent of their base compensation to this plan and their contributions are matched by the Company in an amount equal to 50 percent of each employee's contribution. Employees may also contribute an additional 11 percent of base compensation to the plan, with certain limitations, which is not matched by the Company. The matching contributions vest to the employee ratably based on the employee's years of service and fully vest after five years of service. The Company's one percent contributions and all employee contributions vest immediately. The Company's basic one percent and matching contributions for the years ended December 31, 1998 and 1997 were $6,234 and $5,174, respectively.

    In addition to the Company's plans described above, union employees are covered by various multi-employer pension plans. The Company charged to expense approximately $4,347 and $3,639 in 1998 and 1997, respectively, for such plans. For the union sponsored plans, information from the plans' sponsors is not available to permit the Company to determine its share of unfunded vested benefits, if any.

NOTE 14. FINANCIAL INSTRUMENTS

    The estimated fair value of the Company's financial instruments at December 31, 1998 and 1997 are as follows:

                                              1998                    1997
                                      ---------------------   ---------------------
                                      CARRYING                CARRYING
                                       AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                      --------   ----------   --------   ----------
Cash and cash equivalent............  $102,664    $102,664    $ 63,488    $ 63,488
Long-term debt......................   176,027     176,777     170,477     173,852

CASH AND CASH EQUIVALENTS

    The estimated fair value of cash and cash equivalents is estimated based on the quoted market price of the investments, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable investments.

LONG-TERM DEBT

    The estimated fair value of long-term debt is based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

NOTE 15. RELATED PARTY TRANSACTIONS

    Starwood charges the Company a management service fee equal to 2.75% of net revenues. The fee represents compensation for certain support services in the fields of management, operations, administration, finance, treasury, tax, personnel, accounting, legal, intellectual property, information systems, real estate and insurance applicable to the business operations of the Company. The service charge was $32,705 and $28,711 for the years ended December 31, 1998 and 1997, respectively.

    In addition, Starwood charges the Company interest associated with certain funds advanced to the Company. For the years ended December 31, 1998 and 1997, Starwood charged the Company $23,926 and $21,153, respectively, as interest expense.

    A subsidiary of the Company also advances to and receives funds and services with ITT Sheraton Corporation and its wholly owned subsidiary, Sheraton Gaming Corporation, for operating capital, construction funding, upper management payroll and benefits, reservation fees, and other marketing programs.

NOTE 16. COMMITMENTS AND CONTINGENCIES

DEVELOPMENT OBLIGATION

    The New Jersey Casino Control Act obligation provides, among other things, for an investment obligation on licensees based upon 1.25% of their gross casino revenues, as defined. This obligation may be satisfied by investing in qualified eligible direct investments, by purchasing bonds issued by the Casino Reinvestment Development Authority ("CRDA"), and/or by making qualified contributions. At December 31, 1998, all CRDA investment obligations had been substantially satisfied or prepaid.

CAESARS INDIANA

    RDI/Caesars Riverboat Casino LLC (the "LLC") is a limited liability company formed under the laws of the state of Indiana. The members of the LLC include Riverboat Development, Inc. and Roman Holding Corporation of Indiana, which is owned by the Company. Pursuant to an operating agreement between the members, certain equity and income (loss) allocations are provided. The agreement provides that if any member has a deficit balance in their capital account, the profits shall be allocated in proportion to those deficit balances until the capital accounts of all members have been increased to zero. Profits are next allocated so that the capital accounts of the members are proportionate to their Units (as defined in the agreement). Thereafter, profits are allocated so that RDI receives 25% of the LLC's profits less an imputed interest expense and Roman receives all remaining profits.

DISPUTE WITH NOVA SCOTIA GAMING CORPORATION

    Metropolitan Gaming Corporation (MEG), is a partnership between ITT Sheraton Canada Ltd. and Purdy's Wharf Developments Limited which operates the casinos in Halifax and Sydney. MEG is in dispute with the Nova Scotia Gaming Corporation over the expense treatment of the Goods and Services Tax and the Harmonized Sales Tax ("GST/HST") as it relates to deductibility for the purposes of the income guarantee as defined in the Operating Contract. The parties expect to enter into arbitration as provided for in the Contract. The outcome of the arbitration is binding on both parties and cannot be appealed. The maximum contingent liability related to the GST/HST dispute, including the effect of the income guarantee, in the event of an outcome which is unfavorable to MEG, is estimated to be approximately $14 million.

LICENSE RENEWAL

    During 1996, the New Jersey Casino Control Commission (the "CCC") renewed the Company's license to operate its casino hotel complex in Atlantic City. A casino license is not transferable, and must be renewed every four years by filing an application which must be acted upon by the CCC no later than 30 days prior to the expiration of the license then in force.

LITIGATION

    On April 26, 1994, William H. Poulos brought an action in the U.S. District Court for the Middle District of Florida, Orlando Division-William H. Poulos, ET AL V. CAESARS WORLD, INC. ET AL-Case No. 39-478-CIV-ORL-22--in which various parties (including the Company) alleged to operate casinos or be slot machine manufacturers were named as defendants. The plaintiff sought to have the action certified as a class action suit.

    An action subsequently filed on May 10, 1994 in the United States District Court for the Middle District of Florida--WILLIAM AHEARN, ET AL V. CAESARS WORLD, INC. ET AL--Case No. 94-532--CIV-ORL-22--made similar allegations and was consolidated with the Poulos action.

    Both actions included claims under the Federal Racketeering-Influenced and Corrupt Organizations Act and under state law, and sought compensatory and punitive damages. The plaintiffs claimed that the defendants are involved in a scheme to induce people to play electronic video poker and slot machines based on false beliefs regarding how such machines operate and the extent to which a player is likely to win on any given play.

    In December 1994, the consolidated actions were transferred to the U.S. District Court for the District of Nevada.

    On September 26, 1995, Larry Schreier brought an action in the U.S. District Court for the District of Nevada--LARRY SCHREIR, ET AL V. CAESARS WORLD, INC. ET AL-Case No. CV-95-00923-DWH (RJJ).

    The plaintiff's allegations in the Schreier action were similar to those made by the plaintiffs in the Poulos and Ahearn actions, except that Schreier claimed to represent a more precisely defined class of plaintiffs than Poulos or Ahearn.

    In December 1996, the court ordered the Poulos, Ahearn and Schreier actions consolidated under the title WILLIAM H. POULOS, ET AL V. CAESARS WORLD, INC. ET AL-Case No. CV-S-94-11236-DAE (RJJ)--(Base File), and required the plaintiffs to file a consolidated and amended complaint. On February 14, 1997, the plaintiffs filed a consolidated and amended complaint.

    In March 1997, various defendants filed motions to dismiss or stay the consolidated action until the plaintiffs submitted their claims to gaming authorities and those authorities considered the claims submitted by the plaintiffs.

    In December 1997, the court denied all of the motions submitted by the defendants, and ordered the plaintiffs to file a new consolidated and amended complaint. That complaint was filed in February 1998. The plaintiffs have filed a motion seeking an order certifying the action as a class action. Certain of the defendants have opposed the motion. The Court has not ruled on the motion.

    There are additional lawsuits currently pending against the Company arising in the normal course of business. Management believes the final disposition of the foregoing action will not have a material adverse effect on the Company's financial position or its results of operations.

PROSPECTUS

                                 $1,000,000,000

                                     [LOGO]

                       DEBT SECURITIES, PREFERRED STOCK,
                  DEPOSITARY SHARES, COMMON STOCK AND WARRANTS
                             ---------------------

    We may offer and sell from time to time in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of offering, with an aggregate initial offering price of up to $1,000,000,000:

    - debt securities, which may consist of debentures, notes or other types of debt;

    - shares of preferred stock, $.01 par value per share;

    - shares of preferred stock represented by depositary shares;

    - shares of common stock, $.01 par value per share; and

    - warrants to purchase debt securities, preferred stock, depositary shares or common stock.

    We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    NONE OF THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, THE MISSISSIPPI GAMING COMMISSION, THE NEW JERSEY CASINO CONTROL COMMISSION NOR THE LOUISIANA GAMING CONTROL BOARD HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND IS A CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 8, 1999

    WE HAVE NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AS IF WE HAD AUTHORIZED IT. THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE, NOR DO THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THE SUPPLEMENT TO THIS PROSPECTUS IS ACCURATE AS OF THE DATES ON THEIR COVERS. WHEN WE DELIVER THIS PROSPECTUS OR A SUPPLEMENT OR MAKE A SALE PURSUANT TO THIS PROSPECTUS, WE ARE NOT IMPLYING THAT THE INFORMATION IS CURRENT AS OF THE DATE OF THE DELIVERY OR SALE.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................     1

Where You Can Find More Information.........................     1

Incorporation Of Certain Documents By Reference.............     1

Disclosure Regarding Forward-Looking Statements.............     2

The Company.................................................     2

Use Of Proceeds.............................................     3

Ratio Of Earnings To Fixed Charges..........................     3

Description Of Debt Securities..............................     3

Description Of Capital Stock................................    12

Common Stock................................................    12

Preferred Stock.............................................    13

Description Of Depositary Shares............................    15

Description Of Warrants.....................................    18

Plan Of Distribution........................................    20

Legal Matters...............................................    21

Experts.....................................................    21

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "Commission") utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate initial offering price of $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the next heading "Where You Can Find More Information."

    When we refer to "we," "our" and "us" in this prospectus, we mean Park Place Entertainment Corporation, excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries. When we refer to "you" or "yours," we mean the holders of the applicable series of securities.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational requirements of the Securities and Exchange Act of 1934, and file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, proxy statements and other information we file at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0300 for further information on the public reference rooms. You may also access filed documents at the Commission's web site at http://www.sec.gov. In addition, you may inspect reports and other information we file at the office of the New York Stock Exchange ("NYSE") at 20 Broad Street, New York, New York 10005.

    We have filed a registration statement on Form S-3 and related exhibits with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement contains additional information about us and the securities. You may inspect the registration statement and exhibits without charge and obtain copies from the Commission at prescribed rates at the locations set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the following documents we filed with the Commission:

    - Amendment No. 1 to the Company's Registration Statement on Form 10 filed with the Commission on December 18, 1998;

    - Quarterly Report on Form 10-Q for the quarter ended September 30, 1998;

    - Current Reports on Form 8-K filed with the Commission on November 25, 1998, December 16, 1998, January 8, 1999, January 20, 1999 and
      February 5, 1999;

    - The description of the Company's Preferred Share Purchase Rights contained in our Registration Statement on Form 8-A filed with the Commission on December 30, 1998; and

    - all documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination of the offering.

    You may request a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

                               Investor Relations
                      Park Place Entertainment Corporation
                           3930 Howard Hughes Parkway
                            Las Vegas, Nevada 89109
                                 (702) 699-5000

    You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of these documents.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus, including the documents that we incorporate by reference, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends," "we believe," "we intend" and similar words or phrases. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us and our subsidiaries, including, among other things, factors discussed in our filings with the Commission and the following:

    - the effect of economic, credit and capital market conditions in general and on gaming companies in particular;

    - our construction and development activities;

    - our ability to successfully integrate our operations with Grand Casinos, Inc.;

    - the impact of competition, particularly from other gaming and hotel/gaming operations;

    - changes in laws or regulations, third party relations and approvals and decisions of courts, regulators and governmental bodies; and

    - changes in customer demand.

    Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

                                  THE COMPANY

    We are the world's largest gaming company, as measured by casino square footage and revenues, and the only casino gaming company with a leading presence in Nevada, New Jersey and Mississippi--the three largest gaming markets in the United States.

    We were formed to succeed to the gaming business of Hilton Hotels Corporation ("Hilton"). On December 31, 1998, Hilton distributed all of our common stock to Hilton's stockholders and we became a publicly traded corporation. Following the Hilton Distribution, we acquired the Mississippi gaming operations of Grand Casinos, Inc. by means of a merger of our wholly-owned subsidiary into Grand with Grand surviving the merger. Immediately prior to the merger, Grand separated its Mississippi gaming business from its non-Mississippi business (comprised primarily of the management of Indian-owned casinos and certain other assets and liabilities) through the distribution of all of the common stock of Lakes Gaming, Inc. to the shareholders of Grand.

    Our principal executive offices are located at 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, and our telephone number is (702) 699-5000.

                                USE OF PROCEEDS

    We intend to use the net proceeds from the sale of the securities for general corporate purposes, including repaying, redeeming or repurchasing existing debt, and for working capital, capital expenditures and other acquisitions. We may invest funds not required immediately for such purposes in short-term investment grade securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

    Our ratios of earnings to fixed charges are as follows for the periods indicated:

                                                                NINE MONTHS
                                                                   ENDED
                                                               SEPTEMBER 30,         FISCAL YEARS ENDED DECEMBER 31,
                                                              ----------------  -------------------------------------------
                                                               1998     1997     1997     1996     1995     1994     1993
                                                              -------  -------  -------  -------  -------  -------  -------
Ratio of earnings to fixed charges..........................      3.4x     3.8x     2.4x     2.1x     4.0x     3.8x     4.1x

    We have computed the ratio of earnings to fixed charges by dividing income before income taxes and minority interests plus fixed charges (excluding capitalized interest) by fixed charges.

                         DESCRIPTION OF DEBT SECURITIES

    This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. Accordingly, for a description of the terms of any series of debt securities, you must refer to both the prospectus supplement relating to that series and the description of the debt securities set forth in this prospectus. A prospectus supplement may change any of the terms of the debt securities described in this prospectus.

    We may offer under this prospectus up to $1,000,000,000 aggregate principal amount of debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $1,000,000,000.

    The debt securities will be issued under an indenture between us and a trustee chosen by us. We have summarized select portions of the indenture below. The summary does not restate the indenture in its entirety. The form of the indenture, which is subject to such amendments or supplements as may be adopted from time to time, has been filed as an exhibit to the registration statement and we urge you to read the indenture because it, and not this description, defines your rights as holders of debt securities issued under the indenture. Capitalized terms used in the summary have the meaning specified in the indenture.

GENERAL

    The debt securities will be our direct obligations, which may be secured or unsecured, and which may be senior or subordinated indebtedness. We may issue an unlimited amount of debt securities, in one or more series, under the indenture. The terms of each series of debt securities will be established by a Board Resolution or in a supplemental indenture. We need not issue all debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

    There may be more than one trustee under the indenture, each with respect to one or more series of debt securities. Any trustee may resign or be removed by us and we will appoint a successor trustee. Each trustee will be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee under the indenture. Except as otherwise indicated in this prospectus, any action taken by the trustee may be taken by the trustee only with respect to the series of debt securities for which it is the trustee.

    We will set forth in a prospectus supplement (including any pricing supplement) relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

    - the title of the debt securities;

    - any limit on the aggregate principal amount of the debt securities;

    - the price (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

    - whether we will issue the debt securities at a discount and the portion of the principal amount of the debt securities payable upon declaration of acceleration of the maturity of the securities or upon redemption, if other than the principal amount, and the rate at which the original issue discount will accrue;

    - the date on which we will pay the principal on the debt securities;

    - the rate (which may be fixed or variable) or the method used to determine the rate (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date from which interest will accrue, the date on which interest will be payable and any regular record date for the interest payable on any interest payment date;

    - the place where we will pay (or the method of payment of) principal, premium and interest on the debt securities, and where holders may surrender the debt securities for conversion, registration of transfer or exchange;

    - any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

    - our right to redeem the debt securities and the date on which and the price at which and the terms and conditions upon which we may redeem the debt securities;

    - the denominations in which we will issue the debt securities, if other than denominations of $1,000 and any integral multiple thereof;

    - provisions, if any, for the defeasance or discharge of our obligations with respect to the debt securities;

    - whether we will issue the debt securities in registered or bearer form;

    - the currency in which we will pay principal, premium and interest on the debt securities;

    - if we will pay principal, premium or interest on the debt securities in one or more currencies other than those in which the debt securities are denominated, the manner in which we will determine the exchange rate on these payments;

    - the manner in which we will determine the amounts of payment of principal, premium or interest on the debt securities if these amounts may be determined by reference to an index based on a currency other than that in which the debt securities are denominated or designated or by reference to a commodity, commodity index, stock exchange index or financial index;

    - any addition to, or change or deletion of, any events of default or covenants in the indenture;

    - a discussion of any material and/or special United States Federal income tax considerations applicable to the debt securities;

    - any depositaries, trustees, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities other than those originally appointed;

    - whether we will issue the debt securities in the form of global securities and whether we will issue the global securities in temporary or permanent global form;

    - any rights of the holders of the debt securities to convert the debt securities into other securities or property and the terms and conditions of the conversion;

    - any subordination provisions relating to the debt securities;

    - any listing of the debt securities on a securities exchange;

    - any provisions relating to any security provided for the debt securities; and

    - any other terms of the debt securities that will not be inconsistent with the indenture.

    We may issue debt securities at a discount below their stated principal amount. Even if we do not issue the debt securities below their stated principal amount, for United States Federal income tax purposes the debt securities may be deemed to have been issued with a discount because of certain interest payment characteristics. We will set forth in a prospectus supplement the United States Federal income tax considerations applicable to debt securities issued at a discount or deemed to be issued at a discount. We will also set forth in a prospectus supplement the special United States Federal income tax considerations or other restrictions or terms applicable to debt securities issuable in bearer form, offered exclusively to foreigners or denominated in a foreign currency.

DENOMINATIONS, REGISTRATION, TRANSFER AND EXCHANGE

    Unless we specify otherwise in the prospectus supplement, the debt securities of any series will be issuable only in denominations of $1,000 and integral multiples thereof, and will be payable only in U.S. dollars.

    We may issue the debt securities in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. We may issue the global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the prospectus supplement.

    You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. We will not charge a service fee for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge we are required to pay in connection with a transfer or exchange.

    You may effect the transfer of certificated debt securities and the right to receive the principal, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

    We are not required to:

    - register, transfer or exchange debt securities of any series during a period beginning at the opening of business 15 days before the day we transmit a notice of redemption of debt securities of the series selected for redemption and ending at the close of business on the day of the transmission, or

    - to register, transfer or exchange any debt security so selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

COVENANTS

    We will set forth in the applicable prospectus supplement any restrictive covenants applicable to an issue of debt securities.

CONSOLIDATION, MERGER OR SALE OF ASSETS

    We may not consolidate or merge with or into, or sell, assign, convey or transfer our properties and assets substantially in their entirety (computed on a consolidated basis) to another corporation, person or entity unless:

    - in the case of a consolidation or merger, (a) we are the surviving corporation, or (b) the successor or transferree is an entity organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and expressly assumes our obligations under the debt securities and the indenture; and

    - immediately after giving effect to the transaction, no event of default exists.

EVENTS OF DEFAULT

    Each of the following is an Event of Default with respect to a series of debt securities:

    - default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days;

    - default in the payment of principal of or premium on any debt security of that series when due and payable;

    - default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

    - default in the performance or breach by us of any other covenant or warranty in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture;

    - the acceleration of the maturity date of any of our indebtedness, other than Non-recourse Indebtedness (as defined below), at any one time, in an amount exceeding the greater of (1) $25 million and (2) 5% of Consolidated Net Tangible Assets (as defined below), if the acceleration is not annulled within 30 days thereafter;

    - certain events of bankruptcy, insolvency or reorganization; and

    - any other Event of Default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

    "Non-recourse Indebtedness" means indebtedness the terms of which provide that the lender's claim for repayment of such indebtedness is limited solely to a claim against the property which secures such indebtedness.

    "Consolidated Net Tangible Assets" means the total amount of assets (including investments in Joint Ventures) of the Company and its subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (a) all current liabilities of the Company and its subsidiaries (excluding (i) the current portion of long-term indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and computed in accordance with generally accepted accounting principles.

    If an Event of Default with respect to outstanding debt securities of any series occurs and is continuing, then the trustee or the holders of at least 25% in principal amount of outstanding debt securities of that series may declare, in a written notice, the principal amount (or specified amount) plus accrued and unpaid interest (and premium, if payable) on all debt securities of that series to be immediately due and payable. At any time after a declaration of acceleration with respect to debt securities of any series has been made, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if:

    - the holders act before the trustee has obtained a judgment or decree for payment of the money due;

    - we have paid or deposited with the trustee a sum sufficient to pay overdue interest and overdue principal other than the accelerated interest and principal; and

    - we have cured or the holders have waived all Events of Default, other than the non-payment of accelerated principal and interest with respect to debt securities of that series, as provided in the indenture.

We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of the discount securities upon the occurrence of an Event of Default.

    The trustee has no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

    No holder of any debt security of any series will have any right to institute any judicial or other proceeding with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

    - that holder has previously given to the trustee written notice of a continuing Event of Default with respect to debt securities of that series; and

    - the holders of at least a 25% in principal amount of outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

    Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

    Within 120 days after the end of our fiscal year we will furnish to the trustee a statement as to compliance with the indenture. The trustee may withhold notice to the holders of debt securities of any series of any Default or Event of Default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

MODIFICATION AND WAIVER

    We may modify the indenture, without prior notice to or consent of any holders, for any of the following purposes:

    - to evidence the succession of another corporation to our rights and the assumption by the successor of our covenants and obligations in the indenture and the debt securities;

    - to add to the covenants for the benefit of the holders of the debt securities or to surrender any right or power conferred upon us in the indenture;

    - to add any Events of Default;

    - to add or change any provision of the indenture to permit or facilitate the issuance of debt securities of any series in bearer form, to permit bearer securities to be issued in exchange for registered securities, to permit bearer securities to be issued in exchange for bearer securities of other denominations or to permit the issuance of debt securities of any series in uncertificated form, provided that the action will not adversely affect the interests of the holders of debt securities or coupons in any material respect;

    - to change or eliminate any provision of the indenture, provided that the change or elimination will become effective only when there is no outstanding debt security issued under the indenture or coupon of any series created prior to the modification which is entitled to the benefit of the provision and as to which the modification would apply;

    - to secure the debt securities or to provide that any of our obligations under the debt securities or the indenture will be guaranteed and the terms and conditions for the release or substitution of the security or guarantee;

    - to supplement any provisions of the indenture to permit or facilitate the defeasance and discharge of any series of debt securities, provided that the action will not adversely affect the interests of the holders of the debt securities or coupons in any material respect;

    - to establish the form or terms of debt securities and coupons as permitted by the indenture;

    - to evidence and provide for a successor or other trustee with respect to one or more series of debt securities and to add or change any provision of the indenture to provide for or facilitate the administration of the trusts by more than one trustee; or

    - to cure any ambiguity, to correct or supplement any provision of the indenture which may be defective or inconsistent with any other provision of the indenture, to eliminate any conflict between the terms of the indenture and the debt securities and the Trust Indenture Act or to make any other provisions which will not be inconsistent with any provision of the indenture; provided such other provisions will not adversely affect the interest of the holders of outstanding debt securities or coupons in any material respect.

    We may modify and amend the indenture with the written consent of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments; PROVIDED, HOWEVER, that such modifications may not, without the consent of the holder of each outstanding debt security of each series affected thereby:

    - change the stated maturity of any debt security or coupon;

    - reduce the principal amount of any payment to be made on any debt security or coupon;

    - reduce the rate of interest (or extend the time for payment of interest) or premium payable upon redemption of any debt security;

    - change the coin or currency in which any debt security or any premium or interest is payable;

    - reduce the amount of the principal of a discount security that would be due and payable upon a declaration of acceleration of the maturity;

    - impair the right to institute suit for the enforcement of any payment on or after the due date thereof;

    - alter any redemption provisions in a manner adverse to the holders of the debt securities;

    - reduce the percentage in principal amount of the outstanding debt securities;

    - adversely affect the right of any holder to convert any debt security;

    - modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security affected thereby; or

    - modify any provision described in the applicable prospectus supplement as requiring the consent of each affected holder of debt securities.

    A modification which changes or eliminates any covenant or other provision of the indenture relating to one or more particular series of debt securities and coupons, or which modifies the rights of the holder of debt securities and coupons of that series, will be deemed not to affect the rights of the holders of debt securities and coupons of any other series.

    The holders of at least a majority in principal amount of the outstanding debt securities of any series, by notice to the trustee, may on behalf of the holders of all debt securities of that series waive any default and its consequences under the indenture, except:

    - a continuing default in the payment of interest on, premium or the principal amount of any debt security held by a nonconsenting holder; or

    - a default of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of each series affected. Defeasance of Debt Securities and Certain Covenants in Certain CircumstancesLegal Defeasance.We may be discharged from any and all obligations in respect of the debt securities of any series except for certain obligations:

    - to pay additional amounts, if any, upon the occurrence of certain tax, assessment or government charge events with respect to payments on the debt securities;

    - to register the transfer or exchange of debt securities of the series;

    - to replace stolen, lost or mutilated debt securities of the series;

    - to maintain paying agencies; and

    - to hold money in payment for trust.

    We will be discharged upon our deposit with the trustee, in trust, of money and/or government obligations that will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments.

    We may be discharged only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal

Revenue Service a ruling (the "IRS Ruling") or, since the date of execution of the indenture, there has been a change in the applicable United States Federal income tax law, in either case to the effect that, the holders of the debt securities of that series will not recognize income, gain or loss for United States Federal income tax purposes as a result of the deposit, defeasance and discharge.

    DEFEASANCE OF CERTAIN COVENANTS. Upon compliance with certain conditions, we may omit to comply with certain restrictive covenants contained in the indenture and any omission to comply with the obligations will not constitute a Default or Event of Default with respect to the debt securities. The conditions include, among others:

    - depositing with the trustee money and/or government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the date those payments are due; and

    - delivering to the trustee an IRS Ruling or an opinion of counsel to the effect that the holders of the debt securities of the series will not recognize income, gain or loss for United States Federal income tax purposes as a result of the deposit and related covenant defeasance.

LIMITED LIABILITY OF CERTAIN PERSONS

    No stockholder, incorporator, employee officer or director, as such, past, present or future of our company or any successor corporation or any of our affiliates will have any personal liability for our obligations under the indenture or the debt securities because of his, her or its status as a stockholder, incorporator, employee officer or director.

MANDATORY DISPOSITION PURSUANT TO GAMING LAWS

    Each holder, by accepting the debt securities, will be deemed to have agreed to apply for a license, qualification or a finding of suitability within the required time period if required to do so under the applicable gaming laws of the gaming authority of any jurisdiction of which we or any of our subsidiaries conducts or proposes to conduct gaming. If the holder fails to apply or become licensed or qualified or is found unsuitable, we have the right, at our option to:

    - require that person to dispose of their debt securities or beneficial interest within 30 days of receipt of notice of our election or such earlier date as may be requested by the gaming authority; or

    - redeem those debt securities at a redemption price equal to the lesser of
      (i) that person's cost or (ii) 100% of their principal amount, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability.

    We will notify the trustee in writing of any such redemption as soon as practicable. We will not be responsible for any costs or expenses any holder may incur in connection with its application for a license, qualification or a finding of suitability.

CONVERSION RIGHTS

    We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which the debt securities are convertible into common stock or preferred stock. Those terms will include:

    - whether the debt securities are convertible into common stock or preferred stock;

    - the conversion price (or manner of calculation);

    - the conversion period;

    - provisions regarding whether conversion will be at our option or the option of the holders;

    - the events requiring an adjustment of the conversion price; and

    - provisions affecting conversion in the event of the redemption of the debt securities.

PAYMENT AND PAYING AGENTS

    The indenture will require us to duly and punctually pay the principal, premium and interest on the debt securities as provided in the debt securities and the indenture.

    If debt securities of a series are issuable only as registered securities, we will maintain in each place of payment for that series an office or agency where:

    - holders may present or surrender for payment debt securities of that series;

    - holders may surrender debt securities of that series for registration of transfer or exchange; and

    - we may be served with notices and demands regarding the debt securities of that series.

    If debt securities of a series are issuable as bearer securities, we will maintain or cause to be maintained:

    - in the Borough of Manhattan, the City and State of New York, an office or agency where holders may present or surrender for payment any registered securities of that series, where holders may surrender for registration or transfer any registered securities of that series, where holders may surrender debt securities of that series for exchange or redemption, where we may be served with notices and demands regarding the debt securities of that series and where holders may present or surrender for payment bearer securities of that series and related coupons in the circumstances described in the following paragraph (and not otherwise);

    - subject to any applicable laws or registration, in a place of payment for that series which is located outside the United States, an office or agency where holders may present and surrender for payment debt securities of that series and related coupons; PROVIDED, HOWEVER, that if the debt securities of that series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange so requires, we will maintain a paying agent for the debt securities of that series in London, Luxembourg or any other required city located outside the United States, so long as the debt securities of that series are listed on that exchange; and

    - subject to any applicable laws or regulations, in a place of payment for that series located outside the United States, an office or agency where holders may surrender any registered securities of that series for registration of transfer, where holders may surrender for exchange or redemption debt securities of that series and where we may receive notices and demands regarding the debt securities of that series.

    We will give prompt written notice to the applicable trustee of the locations, and any change in the locations, of such offices or agencies. If at any time we fail to maintain any required office or agency or fail to furnish the applicable trustee with the address, holders may make or serve such presentations, surrenders, notices and demands at the corporate trust office of the applicable trustee, except that holders may present and surrender bearer securities of that series and the related coupons for payment at the offices specified in the applicable debt security. We will appoint the applicable trustee (or in the case of bearer securities, we may appoint such other agent as may be specified in the applicable prospectus supplement) as our agent to receive the foregoing presentations, surrenders, notices and demands.

    We will make no payment of principal, premium or interest on bearer securities at any of our offices or agencies in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; PROVIDED, HOWEVER, that, if the debt securities of a series are denominated and payable in U.S. dollars, we will pay principal and any premium and interest on the debt securities of that series, if specified in the applicable prospectus supplement, at the office of our paying agent in the Borough of Manhattan, the City and State of New York, if (but only if) payment in U.S. dollars of the full amount of such principal, premium, interest or additional amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by us in accordance with the indenture is illegal or effectively precluded by exchange controls or other similar restrictions.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    This prospectus describes certain general terms of our capital stock. For a more detailed description of these securities, we refer you to the applicable provisions of Delaware law and our Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate"). When we offer to sell a particular series of these securities, we will describe the specific terms of the series in a supplement to this prospectus. Accordingly, for a description of the terms of any series of securities, you must refer to both the prospectus supplement relating to that series and the description of the securities set forth in this prospectus. A prospectus supplement may change any of the terms of the securities described in this prospectus.

    Pursuant to our Amended and Restated Certificate, our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. At
January 1, 1999, we had outstanding approximately 303,000,000 shares of common stock and no shares of preferred stock.

COMMON STOCK

    Subject to any preferential rights that our board of directors may grant in connection with the future issuance of preferred stock, each holder of common stock is entitled to one vote per share on all matters voted upon by the stockholders. Each holder of common stock is entitled to receive ratably any dividends declared on the common stock by the board of directors from funds legally available for distribution. In the event of our liquidation, dissolution or winding up, after we pay all debts and other liabilities and any liquidation preference on the preferred stock, each holder of common stock would be entitled to share ratably in all of our remaining assets. The common stock has no subscription, redemption, conversion or preemptive rights. All shares of common stock are fully paid and nonassessable.

    DELAWARE GENERAL CORPORATION LAW SECTION 203

    As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"), which restricts certain business combinations between us and an "interested stockholder" (in general, a stockholder owning 15% or more of our outstanding voting stock) or that stockholder's affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if:

    - prior to an interested stockholder becoming such, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

    - upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to certain exceptions; or

    - on or after the date an interested stockholder becomes such, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

PREFERRED STOCK

    Under the Amended and Restated Certificate, our board of directors is authorized generally without stockholder approval to issue shares of preferred stock from time to time, in one or more classes or series. Prior to the issuance of shares of each series, the board of directors is required by the DGCL and the Amended and Restated Certificate to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, the following:

    - the number of shares constituting each class or series;

    - voting rights;

    - rights and terms of redemption (including sinking fund provisions);

    - dividend rights and rates;

    - dissolution;

    - terms concerning the distribution of assets;

    - conversion or exchange terms;

    - redemption prices; and

    - liquidation preferences.

    All shares of preferred stock offered hereby will, when issued, be fully paid and nonassessable and will not have any preemptive or similar rights. Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or which holders might believe to be in their best interests.

    We will set forth in a prospectus supplement relating to the class or series of preferred stock being offered the following terms:

    - The title and stated value of the preferred stock;

    - The number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

    - The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to the preferred stock;

    - Whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;

    - The procedures for any auction and remarketing, if any, for the preferred stock;

    - The provisions for a sinking fund, if any, for the preferred stock;

    - The provision for redemption, if applicable, of the preferred stock;

    - Any listing of the preferred stock on any securities exchange;

    - The terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

    - Voting rights, if any, of the preferred stock;

    - Whether interests in the preferred stock will be represented by depositary shares;

    - A discussion of any material and/or special United States Federal income tax considerations applicable to the preferred stock;

    - The relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

    - Any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

    - Any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

RANK

    Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will rank, with respect to dividends and upon our liquidation, dissolution or winding up:

    - senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock;

    - on a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

    - junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

The term "equity securities" does not include convertible debt securities.

PREFERRED STOCK PURCHASE RIGHTS

    On December 29, 1998, our Board of Directors adopted a Preferred Share Purchase Rights Plan ("Rights Plan") and declared a dividend distribution of one Right on each outstanding share of our common stock and one Right on each share of common stock issued between such date and the earliest of the Distribution Date and the Expiration Date (as these terms are defined in the Rights Plan). Stockholders may transfer the Rights with the common stock only until they become exercisable.

    Generally, the Rights become exercisable only if a person or group (other than Exempt Persons, as defined below) acquires 15% or more of the then outstanding shares of common stock or announces a tender offer which would result in ownership by a person or group of 15% or more of the then outstanding shares of common stock. Each Right entitles stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $40.

    If a person or group (other than Exempt Persons) acquires 15% or more of our shares of common stock, each holder of a Right will be entitled to receive upon exercise a number of shares of our common stock having a market value equal to two times the then current purchase price of the Right. If, after a person or group acquires 15% or more of our shares of common stock, we are acquired in a merger or engage in certain other business combination transactions or transfers of assets, each Right entitles its holder to purchase, at the Right's then current price, a number of the acquiring company's common shares having a then current market value of twice the Right's exercise price.

    Following the acquisition by a person or group of beneficial ownership of 15% or more of our common stock (other than Exempt Persons) and prior to an acquisition of 50% or more of our common stock, our board of directors may exchange the Rights (other than Rights owned by the person or group), in whole or in part, at an exchange ratio described in the Rights Plan.

    Prior to the acquisition by a person or group of beneficial ownership of 15% or more of our common stock, the Rights are redeemable for $.001 per Right at the option of the board of directors.

    "Exempt Person" means:

    - us or any of our subsidiaries;

    - any of our or our subsidiaries' employee benefit plans;

    - any entity or trustee holding shares of our capital stock for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for our or our subsidiaries' employees; or

    - Barron Hilton or the Conrad N. Hilton Fund.

REGISTRAR AND TRANSFER AGENT

    ChaseMellon Shareholder Services LLC is the registrar and transfer agent for the common stock.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    We may issue depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. We will deposit with a depositary (the "preferred stock depositary") shares of preferred stock of each series represented by depositary shares. We will enter into a deposit agreement (each a "deposit agreement") with the preferred stock depositary and holders from time to time of the depositary receipts issued by the preferred stock depositary which evidence the depositary shares ("depositary receipts"). Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the holder's fractional interest in the preferred stock, to all the rights and preferences of the series of the preferred stock represented by the depositary shares (including dividend, voting, conversion, redemption and liquidation rights).

    Immediately after we issue and deliver the preferred stock to a preferred stock depositary, we will cause the preferred stock depositary to issue the depositary receipts on our behalf. You may obtain copies of the applicable form of deposit agreement and depositary receipt from us upon request. The statements made in this section relating to the deposit agreement and the depositary receipts are summaries of certain anticipated provisions. These summaries are not complete and we may modify them in a prospectus supplement. For more detail we refer you to the deposit agreement itself, which we will file as an exhibit to the registration statement.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts in proportion to the number of the depositary receipts owned by the holders, subject to the obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the preferred stock depositary.

    In the event of a distribution other than in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts in proportion to the number of the depositary receipts owned by the holders, unless the preferred stock depositary determines that it is not feasible to make the distribution, in which case the preferred stock depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

    No distribution will be made in respect of any depositary share that represents any preferred stock converted into other securities.

WITHDRAWAL OF STOCK

    Upon surrender of the depositary receipts at the corporate trust office of the preferred stock depositary (unless we have previously called for redemption or converted into other securities the related depositary shares), the holders will be entitled to delivery at that office of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares. Holders of depositary receipts will be entitled to receive shares of the related preferred stock as specified in the applicable prospectus supplement, but holders of the shares of preferred stock will not thereafter be entitled to receive depositary shares.

REDEMPTION OF DEPOSITARY SHARES

    Whenever we redeem shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will concurrently redeem the number of depositary shares representing shares of the preferred stock so redeemed, provided we have paid the applicable redemption price for the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends to the date fixed for redemption. The redemption price per depositary share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method determined by us.

    From and after the date fixed for redemption:

    - all dividends in respect of the shares of preferred stock called for redemption will cease to accrue;

    - the depositary shares called for redemption will no longer be deemed to be outstanding; and

    - all rights of the holders of the depositary receipts evidencing the depositary shares called for redemption will cease, except the right to receive any moneys payable upon the redemption and any money or other property to which the holders of the depositary receipts were entitled upon redemption and surrender to the preferred stock depositary.

VOTING OF THE PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts. Each record holder of these depositary receipts on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder's depositary shares. The preferred stock depositary will vote the amount of preferred stock represented by the depositary shares in accordance with the instructions, and we will agree to take all reasonable action necessary to enable the preferred stock depositary to do so. The preferred stock depositary will abstain from voting the amount of preferred stock represented by the depositary shares for which it does not receive specific instructions from the holders of depositary receipts evidencing the depositary shares. The preferred stock depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any vote made, as long as the action or non-action is in good faith and does not result from the preferred stock depositary's negligence or willful misconduct.

LIQUIDATION PREFERENCE

    In the event that we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares, as set forth in the applicable prospectus supplement.

CONVERSION OF PREFERRED STOCK

    The depositary shares, as such, are not convertible into common stock or any of our other securities or property. Nevertheless, if we so specify in the applicable prospectus supplement relating to an offering of depositary shares, holders may surrender depositary receipts to the preferred stock depositary with written instructions to the preferred stock depositary to instruct us to convert the preferred stock represented by the depositary shares into whole shares of common stock, other shares of our preferred stock or other shares of stock. We have agreed that upon receipt of the instructions and any amounts payable, we will convert the depositary shares using the same procedures as those provided for converting preferred stock. If the depositary shares evidenced by a depositary receipt are to be converted in part only, the preferred stock depositary will issue a new depositary receipt(s) for any depositary shares not converted. No fractional shares of common stock will be issued upon conversion, and if the conversion would result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    We may amend the form of depositary receipt and any provision of the deposit agreement at any time by agreement between us and the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related preferred stock will not be effective unless the holders of at least 66 2/3% of the depositary shares evidenced by the depositary receipts then outstanding approve the amendment. No amendment will impair the right, subject to the exceptions set forth in the depositary agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented by the depositary receipt, except in order to comply with law. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective will be deemed, by continuing to hold the receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended.

    We may terminate the deposit agreement upon not less than 30 days' prior written notice to the preferred stock depositary if a majority of each series of preferred stock affected by the termination consents to the termination. Upon termination, the preferred stock depositary will deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock represented by the depositary shares evidenced by the depositary receipts together with any other property held by the preferred stock depositary with respect to the depositary receipt.

    In addition, the deposit agreement will automatically terminate if:

    - all outstanding depositary shares have been redeemed;

    - there has been a final distribution of the related preferred stock in connection with our liquidation, dissolution or winding up and the distribution has been distributed to the holders of depositary receipts evidencing the depositary shares representing the preferred stock; or

    - each share of the related preferred stock has been converted into our securities which are not represented by depositary shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the preferred stock depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay the fees and expenses of the preferred stock depositary for any duties requested by the holders to be performed which are outside of those expressly provided for in the deposit agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The preferred stock depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the preferred stock depositary. Any such resignation or removal will take effect upon our appointment of a successor preferred stock depositary. We must appoint a successor preferred stock depositary within 60 days after delivery of the notice of resignation or removal, and any preferred stock depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    The preferred stock depositary will forward to holders of depositary receipts any reports and communications the preferred stock depositary receives from us relating to the preferred stock.

    We will not be liable, nor will the preferred stock depositary be liable, if we are prevented from or delayed in, by law or any circumstances beyond our control, performing our obligations under the deposit agreement. Our obligations and the obligations of the preferred stock depositary under the deposit agreement will be limited to performing our duties in good faith and without negligence (in the case of any action or inaction in the voting of preferred stock represented by the depositary shares), gross negligence or willful misconduct. We will not be obligated, nor will the preferred stock depositary be obligated, to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby unless satisfactory indemnity is furnished to us. We may rely, and the preferred stock depositary may rely, on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented thereby for deposit, holders of depositary receipts or other persons we believe in good faith to be competent to give such information, and on documents we believe in good faith to be genuine and signed by a proper party.

    In the event the preferred stock depositary receives conflicting claims, requests or instructions from holders of depositary receipts, on the one hand, and us, on the other hand, the preferred stock depositary will be entitled to act on such claims, requests or instructions received from us.

                            DESCRIPTION OF WARRANTS

    We may issue warrants to purchase debt securities ("debt warrants"), preferred stock ("preferred stock warrants"), depositary shares ("depositary shares warrants") or common stock ("common stock warrants," collectively with the debt warrants, the preferred stock warrants and the depositary shares warrants ("warrants")). We may issue warrants independently or together with any other securities we offer pursuant to a prospectus supplement and the warrants may be attached to or separate from the securities. We will issue each series of warrants under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent. We will set forth additional terms of the warrants and the applicable warrant agreements in the applicable prospectus supplement.

DEBT WARRANTS

    We will describe in the applicable prospectus supplement the terms of the debt warrants being offered, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

    - the title of the debt warrants;

    - the aggregate number of the debt warrants;

    - the price or prices at which the debt warrants will be issued;

    - the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

    - the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each security;

    - the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

    - the principal amount of debt securities purchasable upon exercise of each debt warrant, and the price at which the principal amount of the debt securities may be purchased upon exercise;

    - the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire;

    - the maximum or minimum number of the debt warrants which may be exercised at any time;

    - a discussion of the material United States Federal income tax considerations applicable to the exercise of the debt warrants; and

    - any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

    Holders may exchange debt warrant certificates for new debt warrant certificates of different denominations, and may exercise debt warrants at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the securities purchasable upon the exercise and will not be entitled to payments principal, premium or interest on the securities purchasable upon the exercise.

OTHER WARRANTS

    We will describe in the applicable prospectus supplement the terms of the preferred stock warrants, depositary shares warrants and common stock warrants being offered, including the following:

    - the title of the warrants;

    - the securities for which the warrants are exercisable;

    - the price or prices at which the warrants will be issued;

    - the number of the warrants issued with each share of preferred stock, common stock or depositary share;

    - any provisions for adjustment of the number or amount of shares of preferred stock, common stock or depositary shares receivable upon exercise of the warrants or the exercise price of the warrants;

    - if applicable, the date on and after which the warrants and the related preferred stock, common stock or depositary shares will be separately transferable;

    - if applicable, a discussion of the material United States Federal income tax considerations applicable to the exercise of the warrants;

    - any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

    - the date on which the right to exercise the warrants will commence, and the date on which the right will expire; and

    - the maximum or minimum number of the warrants which may be exercised at any time.

EXERCISE OF WARRANTS

    Each warrant will entitle the holder of the warrant to purchase for cash at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or shares of preferred stock, common stock or depositary shares being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void.

    Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities, depositary shares or shares of preferred stock or common stock purchasable upon the exercise. If less than all of the warrants represented by the warrant certificate are exercised, we will issue a new warrant certificate for the remaining warrants.

                              PLAN OF DISTRIBUTION

    We may sell the securities:

    - directly to purchasers;

    - through agents;

    - through dealers;

    - through underwriters; or

    - through a combination of any of the foregoing methods of sale.

    We may distribute the securities from time to time in one or more transactions at:

    - a fixed price or prices, which may be changed;

    - market prices prevailing at the time of sale;

    - prices related to such prevailing market prices; or

    - negotiated prices.

    We may solicit directly offers to purchase the securities being offered pursuant to this prospectus. We may also designate agents to solicit offers to purchase the securities from time to time. We will name in a prospectus supplement any agent involved in the offer or sale of our securities.

    If we utilize a dealer in the sale of the securities being offered pursuant to this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

    If we utilize an underwriter in the sale of the securities being offered pursuant to this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale and we will set forth the name of any underwriter in the prospectus supplement which the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, we, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

    We will describe in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

    If we so specify in the applicable prospectus supplement, we will authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase the securities pursuant to contracts providing for payment and delivery on future dates. The institutions with which the contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The purchaser's obligations under the contracts will not be subject to any conditions except that:

    - the purchase of the securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject; and

    - if the securities are also being sold to underwriters, we will have sold to the underwriters the securities not sold for delayed delivery.

    The underwriters, dealers and agents will not be responsible for the validity or performance of the contracts. We will set forth in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the securities.

    The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

                                 LEGAL MATTERS

    Latham & Watkins, Los Angeles, California, will pass upon the validity of the securities being offered pursuant to this prospectus.

                                    EXPERTS

    The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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                                  $400,000,000

                                     [LOGO]

                          8 1/2% SENIOR NOTES DUE 2006

                  --------------------------------------------

                             PROSPECTUS SUPPLEMENT

                  --------------------------------------------

LEAD MANAGER
JOINT BOOK RUNNING MANAGER

MERRILL LYNCH & CO.

            CO-LEAD MANAGER
                 JOINT BOOK RUNNING MANAGER

             BANC OF AMERICA SECURITIES LLC

                                  CO-LEAD MANAGER

                                  DEUTSCHE BANC ALEX. BROWN

                                                                        SG COWEN

                               ------------------

SCOTIA CAPITAL

           BNY CAPITAL MARKETS, INC.

                       FIRST UNION SECURITIES, INC.

                                   PNC CAPITAL MARKETS, INC.

                                              BEAR, STEARNS & CO. INC.

                                NOVEMBER 9, 1999

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